INFORMATION MEMORANDUM

                         [AFRICAN DEVELOPMENT BANK LOGO]

                            African Development Bank

                          Global Debt Issuance Facility

            For issues of Notes with maturities of one day or longer

     This Information Memorandum comprises neither a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive") nor a document for listing purposes under the EuroMTF market of the Luxembourg Stock Exchange but does comprise a base prospectus solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive. Application has been made to the Luxembourg Stock Exchange for notes (the "Notes") issued under the global debt issuance facility (the "Facility") described in this Information Memorandum to be admitted to listing and trading on the regulated market of the Luxembourg Stock Exchange for a period of 12 months from the date hereof. The regulated market of the Luxembourg Stock Exchange is the regulated market for the purposes of Directive 2004/39/EC on Markets in Financial Instruments. This Information Memorandum supersedes and replaces the Information Memorandum dated 15 July 2004, as supplemented by the Supplemental Information Memorandum dated 30 September 2004.

                                    Arranger

                                    Citigroup

                                     Dealers

              BNP PARIBAS                           Citigroup
       Credit Suisse First Boston         Daiwa Securities SMBC Europe
      Goldman Sachs International                     HSBC
                JPMorgan                         Lehman Brothers
Mitsubishi Securities International plc     Mizuho International plc
             Morgan Stanley                   Nomura International
   SG Corporate & Investment Banking         Standard Chartered Bank
             TD Securities                     UBS Investment Bank

                  Information Memorandum dated 12 August 2005

     The African Development Bank (referred to herein as the "Bank") represents that it has taken all reasonable care to ensure that the information concerning the Bank contained in this Information Memorandum is true and accurate in all material respects on the date of this Information Memorandum and that as of the date hereof there are no other material facts in relation to the Bank the omission of which would make misleading any statement herein, whether of fact or of opinion.

     No person is authorised to give any information or to make any representation not contained in the Information Memorandum or any pricing supplement (each a "Pricing Supplement", referred to on page 9 hereof and comprising final terms solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under
Article 1(2)(b) of the Prospectus Directive) in connection with the offering of the Notes. If any such information or representation is nevertheless given or made by any dealer, broker, seller or other person, it must not be relied upon as having been authorised by the Bank or by any of the Dealers (as defined in "Subscription and Sale" below).

     The issue of this Information Memorandum or any Pricing Supplement and the issue, subscription, offering and sale of the Notes are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the African Development Bank (as amended) (the "Agreement"), or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved. The Bank is, however, amenable to suit in respect of its obligations under the Notes in accordance with the terms and conditions of the Notes.

     THE NOTES ARE NOT AN OBLIGATION OF ANY GOVERNMENT.

     The Notes may not be offered, sold or delivered, nor may this Information Memorandum, any Pricing Supplement or any of the offering material be distributed, in any country or jurisdiction except in circumstances that will result in compliance with all applicable laws and regulations. No action has been or will be taken by the Bank or the Dealers that would permit a public offering of the Notes or the circulation or distribution of this Information Memorandum, in proof or final form, any Pricing Supplement, or any offering material in relation to the Bank or the Notes in any country or jurisdiction where action for that purpose is required.

     Notwithstanding any provision herein, each prospective investor (and each employee, representative, or other agent of any prospective investor) may disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of the transaction and all materials of any kind (including opinions and other tax analyses) that are provided to the prospective investor relating to such U.S. tax treatment and U.S. tax structure.

     The Notes are not required to be registered under the United States Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the US Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

     Notes in bearer form ("Bearer Notes") are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to, or for the account or benefit of US persons.

     A COPY OF THIS DOCUMENT HAS BEEN LODGED WITH THE REGISTRAR OF COMPANIES AND BUSINESSES IN SINGAPORE AS AN INFORMATION MEMORANDUM FOR THE PURPOSES OF SECTION 106D OF THE COMPANIES ACT, CHAPTER 50 OF SINGAPORE. THE REGISTRAR OF COMPANIES AND BUSINESSES IN SINGAPORE TAKES NO RESPONSIBILITY AS TO THE CONTENTS OF THIS DOCUMENT.

     Notes denominated in Australian dollars and issued in Australia ("Australian Domestic Notes") will be offered only in the wholesale capital markets and on the basis that no disclosure to investors is required


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

under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia. The Bank is not authorised under the Banking Act 1959 of the Commonwealth of Australia to carry on banking business nor is the Bank subject to prudential supervision by the Australian Prudential Regulation Authority. The obligations of the Bank are not guaranteed by the Commonwealth of Australia. Amendments to the Terms and Conditions set out herein which are applicable to Australian Domestic Notes will be set out in the relevant Pricing Supplement.

     This Information Memorandum (or any Pricing Supplement issued in connection with it) does not constitute an offer of, or an invitation by or on behalf of the Bank or any of the Dealers to subscribe for or purchase, any of the Notes.

     In this Information Memorandum, unless otherwise specified, references to "EUR", "euro" and "(euro)" are to the single currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended, references to "U.S.$ and "U.S. dollars" or "dollars" are to United States dollars and references to "A$" and "Australian dollars" are to the lawful currency of the Commonwealth of Australia.

     In connection with the issue of any Tranche of Notes under the Facility, the Dealer or Dealers (if any) named as the Stabilising Manager(s) (or any person(s) acting on behalf of any Stabilising Manager(s)) may in the applicable pricing supplement over-allot Notes (provided that the aggregate principal amount of Notes alloted does not exceed 105 per cent. of the aggregate principal amount of the relevant Tranche) or effect transactions with a view to supporting the price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or any agent of the Stabilising Manager(s)) will undertake stabilisation action. Any stabilisation action may begin at any time after the adequate public disclosure of the pricing supplement for the offer of the relevant Tranche of Notes and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents shall be deemed to be incorporated by reference in, and to form part of, this Information Memorandum:

     (i) the most recent publicly available information statement (the "Information Statement") of the Bank, beginning with the information statement dated 11 August 2005;

     (ii) the audited financial statements and reports of the external (for
          2003)/independent (for 2004) auditors of the Bank for the years ended December 31, 2002 and 2001 and for the years ended December 31, 2004 and 2003 contained respectively in the 2003 and 2004 annual reports of the Bank;

     (iii) any amendment or supplement to the Information Statement or to this Information Memorandum; and

     (iv) with respect to any Notes issued by the Bank, the relevant Pricing Supplement,

except that any statement contained in this Information Memorandum and any of the documents incorporated by reference in, and forming part of, this Information Memorandum shall be deemed to be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in a document subsequently incorporated by reference in this Information Memorandum modifies or supersedes that statement.


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

     The table below sets out the relevant page references for, inter alia, the notes to and the reports of the external (for 2003)/independent (for 2004) auditors in the financial statements for 2003 and 2004 as set out in the respective annual reports:

                                                                     Page reference
                                                                     --------------
2003 Financial Statements
1.   Balance Sheet ...............................................      p.148-149
2.   Statement of Income and Expenses ............................          p.150
3.   Statement of Comprehensive Income and Changes in Reserves ...          p.151
4.   Statement of Cash Flows .....................................          p.152
5.   Notes to the Financial Statements ...........................      p.153-193
6.   Report of the External Auditors .............................          p.194

2004 Financial Statements
1.   Balance Sheet ...............................................      p.154-155
2.   Statement of Income and Expenses ............................          p.156
3.   Statement of Comprehensive Income and Changes in Reserves ...          p.157
4.   Statement of Cash Flows .....................................          p.158
5.   Notes to the Financial Statements ...........................      p.159-207
6.   Report of the External Auditors .............................          p.208

     The Bank will, at the specified offices of the Paying Agents, provide, free of charge, upon the oral or written request therefor, a copy of this Information Memorandum (or any document incorporated by reference in this Information Memorandum). Written or oral requests for such documents should be directed to the specified office of any Paying Agent or the specified office of the Listing Agent in Luxembourg.

     In addition, the Bank is subject to certain informational requirements of Regulation AFDB promulgated by the Securities and Exchange Commission under
Section 9(A) of the African Development Bank Act of the United States, and in accordance therewith files its annual report, regular quarterly financial statements and other information with the Commission. Such reports, financial statements and other information can be inspected at the offices of the Commission at Room 1026, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the Commission at the above address at prescribed rates.


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                                TABLE OF CONTENTS

Summary of the Facility ...................................................    6

Terms and Conditions of the Notes .........................................   10

Use of Proceeds ...........................................................   23

Summary of Provisions relating to the Notes while in Global Form ..........   24

Risk Factors ..............................................................   26

Taxation ..................................................................   29

United States Federal Income Taxation .....................................   29

Related Derivatives Transactions ..........................................   38

Subscription and Sale .....................................................   39

Form of Pricing Supplement ................................................   43

General Information .......................................................   49


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

                             SUMMARY OF THE FACILITY

The following is a brief summary only and should be read, in relation to any series of Notes, in conjunction with the relevant Pricing Supplement and, to the extent applicable, the Terms and Conditions of the Notes set out on pages 10 to 23 hereof.

Issuer                           African Development Bank.

Arranger                         Citigroup Global Markets Limited.

Dealers BNP PARIBAS, Citigroup Global Markets Limited, Credit Suisse First Boston (Europe) Limited, Daiwa Securities SMBC Europe Limited, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Lehman Brothers International (Europe), Mitsubishi Securities International plc, Mizuho International plc, Morgan Stanley & Co. International Limited, Nomura International plc, Societe Generale, Standard Chartered Bank, The Toronto-Dominion Bank and UBS Limited and any other dealer appointed from time to time by the Bank and specified in the relevant Pricing Supplement.

Issuing and Paying Agent         Citibank, N.A. and/or such other agent(s) as
                                 may be specified in the relevant Pricing
                                 Supplement.

Registrar                        Citibank, N.A. and/or such other registrar as
                                 may be specified in the relevant Pricing
                                 Supplement.

Transfer Agent                   Dexia Banque Internationale a Luxembourg,
                                 societe anonyme and/or such other agent(s) as may be specified in the relevant Pricing
                                 Supplement.

Listing Agent                    Dexia Banque Internationale a Luxembourg,
                                 societe anonyme and/or such other agent(s) as may be specified in the relevant Pricing
                                 Supplement.

Facility Amount                  Notes may be issued and outstanding in an
                                 unlimited aggregate principal amount.

Availability                     The Facility will be continuously available and
                                 will be uncommitted.

Form of Notes                    The Notes may be issued in bearer form or in
                                 registered form. Notes in registered form may not be exchanged for Notes in bearer form.
                                 Notes issued in bearer form will initially be represented by temporary global notes, which will be deposited with a common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and/or
                                 Clearstream Banking, societe anonyme,
                                 Luxembourg ("Clearstream, Luxembourg") and/or any other relevant clearing system. Each permanent global note will also be exchangeable in whole but not in part for Notes in definitive form in accordance with its terms.

                                 Bearer Notes in definitive form will, if interest bearing, either have interest coupons attached or have a grid for recording the payment of interest endorsed thereon.

Clearing Systems                 Notes shall be accepted for clearing through
                                 one or more clearing systems as specified in the applicable Pricing Supplement. These systems shall include, in the United States, the system operated by The Depository Trust
                                 Company and, outside the United States, the systems operated by Euroclear, Clearstream,
                                 Luxembourg, and in Australia, the system operated by Austraclear Limited.

Status of Notes                  Notes may be issued as senior notes ("Senior
                                 Notes") or subordinated notes ("Subordinated
                                 Notes") and will be direct, unsecured and general obligations of the Bank.

                                 The Senior Notes will rank pari passu without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the bank, present and future, except to the extent that any such obligations are by their terms expressed to be subordinated in right of payment. The Subordinated Notes, in the event a call is made by the Bank on its callable capital in accordance with the Agreement, will be subordinated as provided in the Subordinated Notes to the Senior Notes of the Bank; unless and until a call is made by the Bank, the Subordinated Notes will rank pari passu without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with Senior Notes of the Bank.

Interest Rates                   Notes may be interest-bearing or non-interest
                                 bearing. Interest (if any) may be at a fixed or floating rate and may vary during the lifetime of the relevant Series.

Variable Coupon Amount Notes     The Pricing Supplement issued in respect of
                                 each issue of Variable Coupon Amount Notes will specify the basis for calculating the amounts of interest payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.

Zero Coupon Notes                Zero Coupon Notes may be issued at a discount
                                 to par and will not bear interest.

Variable Redemption Amount       The Pricing Supplement issued in respect of
Notes                            each issue of Variable Redemption Amount Notes
                                 will specify the basis for calculating the redemption amounts payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.

Other Notes                      Terms applicable to High Interest Notes, Low
                                 Interest Notes, Step-up Notes, Step-Down
                                 Notes, Dual Currency Notes, Reverse Dual
                                 Currency Notes, Optional Dual Currency Notes,
                                 Index-Linked Notes and any other type of Notes which the Bank and any Dealer or Dealers may agree to issue under the Facility, subject to compliance with all applicable relevant laws, regulations and directives, will be set out in the relevant Pricing Supplement.

Negative Pledge                  The Notes have the benefit of a negative pledge
                                 in respect of bonds, notes or other evidences of indebtedness of a maturity of more than one year issued, assumed or guaranteed by the Bank, as more fully described under "Terms and Conditions of the Notes".

Events of Default                The events of default under the Notes are as
                                 specified below under "Terms and Conditions of the Notes".

Currencies                       Notes may be denominated in such currency or
                                 currency units as may be agreed among the Bank, the relevant Dealer(s) and the Issuing and Paying Agent (including without limitation, the euro, the Japanese Yen, the Pound Sterling, the United States Dollar, the Canadian Dollar, the
                                 Singapore Dollar, the Swiss Franc and the
                                 Australian Dollar), subject to compliance with all applicable legal or regulatory requirements.

Issuance in Series               Notes will be issued in a series (each a
                                 "Series "). The Notes of each Series will all be subject to identical terms, whether as to currency, interest or maturity or otherwise, or terms which are identical except that the issue date, the amount of the first payment of interest and/or the denomination thereof may be different. Each Series may comprise one or more tranches ("Tranches" and each, a "Tranche") issued on different issue dates. A Series may only be comprised of Notes in bearer form or Notes in registered form.

Issue Price                      Notes may be issued at par or at a discount or
                                 premium to par.

Maturity of Notes                Notes may be issued with maturities of one day
                                 or longer as may be agreed between the Bank and the relevant Dealer and as indicated in the applicable Pricing Supplement, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Bank or the relevant specified currency.

Denominations                    Notes will be issued in such denominations as
                                 may be agreed between the Bank and the relevant
                                 Dealer and as specified in the relevant Pricing
                                 Supplement, subject to compliance with all applicable legal and regulatory requirements, and in accordance with usual market practice.

Early Redemption                 Early redemption will be permitted only to the
                                 extent specified in the relevant Pricing
                                 Supplement and then only subject to any
                                 applicable legal or regulatory limitations.

Redemption                       Notes may be redeemable at par or at such other
                                 redemption amount as may be specified in the relevant Pricing Supplement.

Taxation Each Series of Notes and the interest thereon will not be exempt from taxation generally but, under the Agreement, are not, in certain circumstances, subject to any tax by a member country, as more fully described in "Taxation" below.

Governing Law                    The Notes and all related contractual
                                 documentation will be governed by, and
                                 construed in accordance with, English law, except as otherwise specified in the relevant
                                 Pricing Supplement.

Listing Each Series of Notes may be listed on the regulated market of the Luxembourg Stock Exchange and/or admitted to listing, trading and/or quotation by any other listing authority, stock exchange, regulatory market and/or quotation system as may be agreed between the Bank and the relevant Dealer or they may be unlisted, as specified in the relevant Pricing Supplement.

Terms and Conditions             The terms and conditions applicable to each
                                 Series (the "Terms and Conditions") will be agreed between the Bank and the relevant Dealer or other purchaser at or prior to the time of issuance of such

                                 Series, and will be specified in the
                                 relevant Pricing Supplement. The Terms and
                                 Conditions applicable to each Series will therefore be those set out on pages 10 to 23 hereof as supplemented, modified or replaced by the relevant Pricing Supplement.

Enforcement of Notes in Global   In the case of Notes in global form, individual
Form                             investors' rights will be governed by a Deed of
                                 Covenant dated 9 July 2003 and available for inspection at the specified office of the Issuing and Paying Agent and by their arrangement with Euroclear and/or Clearstream,
                                 Luxembourg.

Pricing Supplements              The commercial terms of each trade will be set
                                 forth in Pricing Supplements which, where applicable, will be annexed to the global notes and (i) define the legal terms of the issue and
                                 (ii) act as a mechanism for listing the Notes.

Placement Commission             Placement of Notes by a Dealer to all
                                 non-Dealer/Purchasers under the Facility will be subject to a placement commission payable to the placing Dealer.

Selling Restrictions             The Dealers have undertaken to comply with
                                 appropriate UK, US, Australian, European
                                 Economic Area and all other applicable selling restrictions, as more fully described in "Subscription and Sale" below. Further restrictions may be required in connection with any particular Tranche of Notes and will be specified in the documentation relating to such Tranche.

                        TERMS AND CONDITIONS OF THE NOTES

     The following are the Terms and Conditions of the Notes and other debt obligations issued under the Facility which (subject to completion and amendment) will be applicable to each Series of Notes provided that the relevant Pricing Supplement in relation to any Series of Notes may specify other Terms and Conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace the following Terms and Conditions for the purposes of such Series of Notes.

1.   General

     Unless otherwise specified in the relevant Pricing Supplement, the notes and other debt obligations (the "Notes") issued under the facility (the "Facility") are issued with the benefit of an amended and restated issuing and paying agency agreement dated 12 August 2005 (executed on 29 September 2005 but effective from 12 August 2005) (the "Issuing and Paying Agency Agreement" which expression shall include any further amendment or supplements thereto or restatements thereof) and made between the African Development Bank (the "Bank") and Citibank, N.A. London as issuing and paying agent (the "Issuing and Paying Agent", which expression shall include any substitute Issuing and Paying Agent successor to Citibank, N.A. in its capacity as such), Citibank, N.A. London as principal registrar (the "Principal Registrar", which expression shall include any substitute Principal Registrar successor to Citibank, N.A. in its capacity as such), Bank of New York, Brussels, as first alternative registrar (the "First Alternative Registrar", which expression shall include any substitute First Alternative Registrar successor to Bank of New York, Brussels, in its capacity as such), Citibank, N.A., New York, as second alternative registrar (the "Second Alternative Registrar", which expression shall include any substitute Second Alternative Registrar successor to Citibank, N.A., New York in its capacity as such), Dexia Banque Internationale a Luxembourg, societe anonyme, as transfer agent (the "Transfer Agent", which expression shall include any substitute Transfer Agent successor to Dexia Banque Internationale a Luxembourg, societe anonyme, in its capacity as such) and certain other financial institutions named therein in their capacities as paying agents (the "Paying Agents" which expression shall include the Issuing and Paying Agent and any substitute or additional paying agents appointed in accordance with the Issuing and Paying Agency Agreement). References herein to the "Registrar" are to the Principal Registrar, the First Alternative Registrar, or as the case may be, the Second Alternative Registrar as specified in the relevant Pricing Supplement relating to Registered Notes. Copies of the Issuing and Paying Agency Agreement and the form of the Notes will be available for inspection at the specified office of each of the Paying Agents. The holders of the Notes (the "Noteholders") and the holders of the coupons (the "Coupons") appertaining to interest bearing Notes (the "Couponholders") are deemed to have notice of all the provisions of the Issuing and Paying Agency Agreement which will be binding upon them.

2.   Form and Denomination

     The Notes will be issued in bearer form or in registered form and issued in series (each a "Series"), and each Series will be the subject of a pricing supplement (each a "Pricing Supplement") prepared by or on behalf of the Bank, the terms set forth in which may supplement or vary any of these Conditions. A copy of each Pricing Supplement will be available at the specified office of each of the Paying Agents, or if the Notes form part of a Series of Registered Notes, the Transfer Agent or the Registrar. A copy of the Pricing Supplement will be lodged with the Luxembourg Stock Exchange in the case of each Series of Notes which is to be listed thereon.

Bearer Notes

     Notes issued in bearer form ("Bearer Notes") will be represented upon issue by a temporary global note (a "Temporary Global Note") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement. On or after the date (the "Exchange Date") which is forty days after the original issue date of the Notes of the relevant Series and provided certification as to the non-US beneficial ownership thereof as required by US Treasury regulations (in the form set out in the Temporary Global Note) has been received by Euroclear Bank S.A./N.V. as operator of the Euroclear System


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("Euroclear") and/or Clearstream Banking, societe anonyme, Luxembourg
("Clearstream, Luxembourg"), interests in the Temporary Global Note may be exchanged for:

     (i) interests in a permanent global note (a "Permanent Global Note") representing the Notes in that Series and in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement; or

     (ii) if so specified in the relevant Pricing Supplement, Definitive Notes ("Definitive Notes") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement.

     If any date on which a payment of interest is due on the Notes of a Series occurs whilst any of the Notes of that Series are represented by the Temporary Global Note, the related interest payment will be made on the Temporary Global Note only to the extent that certification as to the non-US beneficial ownership thereof as required by US Treasury regulations (in the form set out in the Temporary Global Note) has been received by Euroclear and/or Clearstream, Luxembourg or any other relevant clearing system. Payments of principal or interest (if any) on a Permanent Global Note will be made through Euroclear, Clearstream, Luxembourg, or any other relevant clearing systems without any requirement for certification.

     Interests in a Permanent Global Note will be exchangeable in whole but not in part only and at the request of the holders of interests in such Permanent Global Note, for Definitive Notes (a) on the expiry of such period of notice as may be specified in the relevant Pricing Supplement, or (b) at any time, if so specified in the relevant Pricing Supplement, or (c) if the relevant Pricing Supplement specified "in the limited circumstances described in the Permanent Global Note", then if either of the following events occurs:

     (i) Euroclear or Clearstream, Luxembourg or any other relevant clearing system is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business or has in fact permanently ceased business and no successor in business to such clearing system is available which will provide clearing services on a broadly equivalent basis; or

     (ii) any of the circumstances described in Condition 8 has occurred and is continuing.

     In order to request such exchange the holder must deposit the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed. If the Definitive Notes have not been delivered by 6.00 p.m. (London time) on the thirtieth day after the day on which the holder has duly requested exchange of the Permanent Global Note for Definitive Notes, such Permanent Global Note will become void in accordance with its terms but without prejudice to the rights of the account holders with Euroclear, Clearstream, Luxembourg, or any other relevant clearing system in relation thereto under a deed of covenant (the "Deed of Covenant") dated 9 July 2003 and executed and delivered by the Bank in relation to the Notes.

     Title to the Bearer Notes will pass by delivery and, except as ordered by a court of competent jurisdiction or as required by law, the Bank and the Paying Agents shall be entitled to treat the bearer of any Notes as the absolute owner thereof and shall not be required to obtain any proof thereof or as to the identity of the bearer. References herein to the "Holders" of Bearer Notes or Coupons signify the bearers of such Bearer Notes or such Coupons.

     The Holder of any Bearer Note or Coupon will (except as otherwise required by applicable law or regulatory requirement) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest thereof or therein, any writing thereon, or any theft or loss thereof) and no person shall be liable for so treating such Holder.

Registered Notes

     Unless otherwise specified in the relevant Pricing Supplement, Notes issued in registered form ("Registered Notes") will be in substantially the form (subject to amendment and completion) scheduled in the Issuing and Paying Agency Agreement. Registered Notes will not be exchangeable for Bearer Notes.

     Registered Notes denominated in United States dollars will, if so specified in the relevant Pricing Supplement, be the subject of an application by the Bank to The Depository Trust Company ("DTC") for the acceptance of such Registered Notes into DTC's book-entry settlement system. If such application is accepted, one or more Registered Notes (each a "DTC Note") in denominations equivalent in aggregate to the aggregate principal amount of relevant Registered Notes which are to be held in such system will be issued to DTC and registered in the name of Cede Co., or such other person as may be nominated by DTC for the purpose, as nominee for DTC provided that no DTC Note may have a denomination of more than US$400,000,000 and that, subject to such restriction, DTC Notes will always be issued in the largest possible denomination. Thereafter, such registered nominee will be the holder of record and entitled to rights in respect of each DTC Note.

     Accordingly, each person having a beneficial interest in a DTC Note must rely on the procedures of the institutions having accounts with DTC to exercise any rights of such person. So long as Registered Notes are traded through DTC's book-entry settlement system, ownership of beneficial interest in the relevant DTC Note will (unless otherwise required by applicable law or regulatory requirement) be shown on, and transfers of such beneficial interest may be effected only through, records maintained by (a) DTC or its registered nominee (as to Participant-interests) or (b) institutions having accounts with DTC.

     Title to Registered Notes passes by registration in the register which is kept by the Registrar. References herein to the "Holders" of Registered Notes signify the persons in whose names such Notes are so registered.

     A Registered Note may, upon the terms and subject to the conditions set forth in the Issuing and Paying Agency Agreement, be transferred in whole or in part only (provided that such part is, or is an integral multiple of, the minimum denomination specified in the relevant Pricing Supplement) upon the surrender of the Registered Note to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the specified office of the Registrar or the Transfer Agent. A new Registered Note will be issued in favour of the transferee and, in the case of a transfer of part only of a Registered Note, a new Registered Note in respect of the balance not transferred will be issued in favour of the transferor.

     Each new Registered Note to be issued upon the transfer of Registered Notes will, upon the effective receipt of such form of transfer by the Registrar or the Transfer Agent at its specified office, be available for delivery at the specified office of the Registrar or the Transfer Agent. For these purposes, a form of transfer received by the Registrar or the Transfer Agent during the period of fifteen London or, as the case may be, Relevant Banking Days ending on the due date for any payment on the relevant Registered Notes shall be deemed not to be effectively received by the Registrar or the Transfer Agent until the day following the due date for such payment. For the purposes of these terms and conditions ("Terms and Conditions"), "London Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London and "Relevant Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the places where the specified offices of the Registrar and the Transfer Agent are located.

     The issue of new Registered Notes on transfer will be effected without charge by or on behalf of the Bank or the Registrar, but upon payment by the applicant of (or the giving by the applicant of such indemnity as the Registrar may require in respect of) any applicable tax or other government charges imposed in relation thereto.

3.   Status, Negative Pledge and Undertaking

     Notes may be issued as senior notes (the "Senior Notes") or subordinated notes (the "Subordinated Notes"). The Notes are not the obligations of any government. The obligations deriving from the Notes will be direct, unsecured and general obligations of the Bank. The Senior Notes and Coupons will rank pari passu and without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the Bank, present and future, except to the extent that any such other obligations are by their terms expressed to be subordinated in right of payment.

     In the event that a call is made by the Bank on its callable capital in accordance with the Agreement, the rights of holders of Subordinated Notes to receive any payment shall be subordinated to the repayment in full of all secured and unsecured creditors of the Bank which are not expressly so subordinated. Unless and until a call is made by the Bank, the Subordinated Notes will rank pari passu without any preference one above the other by reason of security on date of issue, currency, payment or otherwise with Senior Notes of the Bank.

     As long as any of the Notes shall remain outstanding and unpaid but only up to the time all amounts of principal and, where applicable, interest due in respect of the notes have been paid to the Issuing and Paying Agent, the Bank will not cause or permit to be created on any of its present or future property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness of a maturity of more than one year heretofore or hereafter issued, assumed or guaranteed by the Bank for money borrowed (other than purchase money mortgages, pledges or other liens or charges on property purchased by the Bank as security for all or part of the purchase price thereof), unless the Notes shall be secured by such mortgage, pledge or other lien or charge so as to rank pari passu in point of security and rateably with such other bonds, notes or other evidences of indebtedness.

     The Bank undertakes that, in the event of a call on the callable capital of the Bank, it will instruct its members to make payments in satisfaction of such call into an account established with the Federal Reserve Bank of New York (or its successor duly designated for the purpose) on the terms that the proceeds of any such call shall be applied in payment of or provision for full settlement of, outstanding obligations of the Bank incurred by it in the exercise of its powers to borrow and give guarantees (other than such obligations which by their terms are expressed to be subordinated in right of payment) before any other payment shall be made with such proceeds. The Bank shall be entitled, without the consent of the Noteholders, to agree to any amendments to the agreement between the Bank and the Federal Reserve Bank of New York (or its successor duly designated for the purpose) relating to the establishment of the said account provided that such amendments are not inconsistent with the foregoing undertaking. If such a call is made, the obligation of the Bank in respect of Subordinated Notes shall become subordinated to Senior Notes in right of payment and, accordingly, the holders of Subordinated Notes will receive no payments with respect to such Subordinated Notes and the Bank may not acquire any Subordinated Notes until all holders of Senior Notes outstanding at the date of such call are paid in full or adequately provided for in the opinion of the Board of Directors of the Bank. In such event, the Bank shall within a reasonable time apply the proceeds of any such call, any liquid assets of the Bank and any of its investments which are capable of realisation within a reasonable time to pay in full or adequately provide for in the opinion of the Board of Directors of the Bank all of the Senior Notes outstanding at the date of such call, provided that the Bank shall not be obliged (by virtue of these provisions) to make any further call on its members or to realise or demand early repayment of loans or to rescind or cancel guarantees made by it to its borrowers or given to secure indebtedness. Upon any distribution to creditors of the Bank following a call on its callable capital, the holders of Senior Notes will be entitled to receive payment in full before the holders of Subordinated Notes will be entitled to receive any payment.

4.   Interest

     Interest-bearing Notes will bear interest either at a fixed rate ("Fixed Rate Notes") or at a floating rate ("Floating Rate Notes") as specified in the relevant Pricing Supplement.

     Fixed Rate Notes will bear interest on their outstanding nominal amount (or the amount paid up, in respect of partly paid Notes) at the rate (or rates) per annum, commencing on the interest commencement date, in arrear, at the intervals and on the date in each year (each an "Interest Payment Date"), all as specified in the relevant Pricing Supplement. The Notes will cease to bear interest from the maturity date specified in the relevant Pricing Supplement unless, upon due presentation, payment of principal is improperly withheld or refused.

     Floating Rate Notes will bear interest on their outstanding nominal amount (or the amount paid up, in respect of partly paid Notes) from the interest commencement date specified in the relevant Pricing Supplement. Such interest will be payable on each date (an "Interest Payment Date") which falls such period of months as may be specified in the relevant Pricing Supplement after such interest commencement date or, as the case may be, after the preceding Interest Payment Date. If any Interest Payment Date would otherwise fall on a date which is not a Business Day, it shall be postponed to the next following Business Day unless it would thereby fall into the next calendar month, in which event it shall be brought forward to the immediately preceding Business Day. If such interest commencement date or any succeeding Interest Payment Date falls on the last Business Day of a month, each subsequent Interest Payment Date shall be the last Business Day of the relevant month. The period beginning on (and including) such date of issue and ending on (but excluding) the first Interest Payment Date and each period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next Interest Payment Date is herein called an "Interest Period".

     The Pricing Supplement in relation to each Series of Floating Rate Notes shall specify which page section or other part of a particular information service (including, without limitation, the Reuter Money 3000 Service and Telerate Service) (the "Relevant Screen Page") shall be applicable, (or such other service as may be nominated as the information vendor for the purpose of displaying comparable rates in succession thereto).

     The rate of interest (the "Rate of Interest") applicable to such Notes for each Interest Period shall be determined by the Issuing and Paying Agent, the Registrar or such other agent as may be specified in the relevant Pricing Supplement (the "Calculation Agent") on the following basis:

     (i) where the Floating Rate Option is based on the London inter-bank offered rate ("LIBOR") the Calculation Agent will determine the rate for deposits (or, as the case may require, the arithmetic mean of the rates for deposits) in the relevant currency for a period of the duration of the relevant Interest Period on the Relevant Screen Page as of 11.00 a.m. (London time) on the second London Banking Day before (or, in the case of Notes denominated in Pounds Sterling, on) the first day of the relevant Interest Period or, in the case of euro-LIBOR on the second Target Settlement Day before the first day of the relevant Interest Period (the "Interest Determination Date");

     (ii) where the Floating Rate Option is based on the Euro-zone inter-bank offered rate ("EURIBOR") the Calculation Agent will determine the rate for deposits (or, as the case may require, the arithmetic mean of the rates for deposit) in euro for a period of the duration of the relevant Interest Period on the Relevant Screen Page as of 11.00 a.m. (Brussels time) of the second Target Settlement Day before the first day of the relevant Interest Period;

     (iii) if no such rate for deposits so appears (or, as the case may require, if fewer than two such rates for deposits so appear), the Calculation Agent will request appropriate quotations and will determine the arithmetic mean of the rates at which deposits in the relevant currency are offered by four major banks in the London interbank market (where the Floating Rate Option is LIBOR) or four major banks in the Euro-zone interbank market (where the Floating Rate Option is EURIBOR), selected by the Calculation Agent at approximately 11.00 a.m. (London time) (where the Floating Rate Option is LIBOR) or 11.00 a.m. (Brussels time) (where the Floating Rate Option is EURIBOR) on the Interest Determination Date to prime banks in the London interbank market (where the Floating Rate Option is LIBOR) or to prime banks in the Euro-zone interbank market (where the Floating Rate Option is EURIBOR) for a period of the duration of the relevant Interest Period and in an amount that is representative for a single transaction in the relevant market at the relevant time; and

     (iv) if fewer than two rates are so quoted, the Calculation Agent will (where the Floating Rate Option is LIBOR) determine the arithmetic mean of the rates quoted by major banks in the Relevant Financial Centre selected by the Calculation Agent at approximately 11.00 a.m. on the first day of the relevant Interest Period for loans in the relevant currency to leading European banks or (where the Floating Rate Option is EURIBOR) determine the arithmetic mean of the rates quoted by major banks in the Euro-zone inter-bank market selected by the Calculation Agent at approximately 11.00 a.m. (Brussels time) on the first day of the relevant Interest Period for loans in the relevant currency to leading European banks in the Euro-zone for a period of the duration of the relevant interest Period and in an amount that is representative for a single transaction in the relevant market at the relevant time, and the Rate of interest applicable to such Notes during each Interest Period will be the sum of the relevant margin (the "Relevant Margin") specified in the relevant Pricing Supplement and the rate (or, as the case may be, the arithmetic mean of rates) so determined provided that, if the Calculation Agent is unable to determine a rate (or, as the case may be, an arithmetic mean of rates) in accordance with the above provisions in relation to any Interest Period, the Rate of Interest applicable to such Notes during such Interest Period will be the sum of the Relevant Margin and the rate (or, as the case may be, the arithmetic mean) last determined in relation to such Notes in respect of a preceding Interest Period. For the purpose of these conditions "Eurozone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty on European Union and "TARGET Settlement Day" means a day on which the Trans-European Associated Real-Time Gross Settlement Express Transfer (TARGET) System is open.

     The Calculation Agent will, as soon as practicable after determining the Rate of Interest in relation to each Interest Period, calculate the amount of interest (the "Interest Amount") payable in respect of the principal amount of the smallest or minimum denomination of such Notes specified in the relevant Pricing Supplement for the relevant Interest Period. The Interest Amount will be calculated by applying the Rate of Interest for such Interest Period to such principal amount, multiplying the product by a fraction (Day Count Fraction) equal to the actual number of days in the interest Period concerned divided by 360 (or, in the case of the Notes denominated in Pounds Sterling, 365 (or, if any portion of such Interest Period falls in a leap year, 366 for that portion of the Interest Period so falling) or by such other Day Count Fraction as may be specified in the relevant Pricing Supplement and as set out below and rounding the resulting figure to the nearest sub-unit of the currency in which such Notes are denominated or, as the case may be, in which such interest is payable (one half of any such sub-unit being rounded upwards).

     If ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Rate(s) of Interest is/are to be determined, the Rate of Interest applicable to the Notes for each Interest Period will be the sum of the Relevant Margin and the relevant ISDA Rate where "ISDA Rate" in relation to any Interest Period means a rate equal to the Floating Rate (as defined in the ISDA Definitions) that would be determined by the Calculation Agent under an interest rate swap transaction if the Calculation Agent were acting as Calculation Agent for that interest rate swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

     (i) the Floating Rate Option (as defined in the ISDA Definitions) is as specified in the relevant Pricing Supplement;

     (ii) the Designated Maturity (as defined in the ISDA Definitions) is a period specified in the relevant Pricing Supplement; and

     (iii) the relevant Reset Date (as defined in the ISDA Definitions) is either (A) if the relevant Floating Rate Option is based on the London inter-bank offered rate (LIBOR) for a currency, the first day of that Interest Period or (B) in any other case, as specified in the relevant Pricing Supplement.

     If the Index-Linked Interest Note Provisions are specified in the relevant Pricing Supplement as being applicable, the Rate(s) of Interest applicable to the Notes for each Interest Period will be determined in the manner specified in the relevant Pricing Supplement.

     If Zero Coupon Notes are to be issued, the relevant Pricing Supplement will set out the applicable provisions.

Interest -- Supplemental Provision

     The following Conditions shall be applicable (as appropriate) in relation to all Notes which are interest-bearing.

     (i)  Day Count Fraction

     "Day Count Fraction" means, in respect of the calculation of an amount for any period of time (the "Calculation Period"), such day count fraction as may be specified in these Conditions or the relevant Pricing Supplement and:

     (i)  if "Actual/Actual (ISMA)" is so specified, means:

          (a) where the Calculation Period is equal to or shorter than the Regular Period during which it falls, the actual number of days in the Calculation Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

          (b) where the Calculation Period is longer than one Regular Period, the sum of:

               (A) the actual number of days in such Calculation Period falling in the Regular Period in which it begins divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

               (B) the actual number of days in such Calculation Period falling in the next Regular Period divided by the product of (a) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year;

     (ii) if "Actual/365"or " Actual/Actual (ISDA)" is so specified, means the actual number of days in the Calculation Period divided by 365 (or, if any portion of the Calculation Period falls in a leap year, the sum of
          (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

     (iii) if "Actual/365 (Fixed)" is so specified, means the actual number of days in the Calculation Period divided by 365;

     (iv) if "Actual/360" is so specified, means the actual number of days in the Calculation Period divided by 360;

     (v) if "30/360" is so specified, means the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (i) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or
          (ii) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

     (vi) if "30E/360"or " Eurobond Basis" is so specified means, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of the final Calculation Period, the date of final maturity is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

     (ii) Interest Payment Date Conventions

     The Pricing Supplement in relation to each Series of Notes in relation to which this Condition is specified as being applicable shall specify which of the following conventions shall be applicable, namely:

     (A) the "FRN Convention", in which case interest shall be payable in arrear on each date (each an "Interest Payment Date") which numerically corresponds to their date of issue or such other date as may be specified in the relevant Pricing Supplement or, as the case may be, the preceding Interest Payment Date in the calendar month which is the number of months specified in the relevant Pricing Supplement after the calendar month in which such date of issue or such other date as aforesaid or, as the case may be, the preceding Interest Payment Date occurred provided that:

          (aa) if there is no such numerically corresponding day in the calendar month in which an Interest Payment Date should occur, then the relevant Interest Payment Date will be the last day which is a Business Day in that calendar month;

          (bb) if an Interest Payment date would otherwise fall on a day which is not a Business Day, then the relevant Interest Payment Date will be the first following day which is a Business Day unless that day falls in the next calendar month, in which case it will be the first preceding day which is a Business Day; and

          (cc) if such date of issue or such other date as aforesaid or the preceding Interest Payment Date occurred on the last day in a calendar month which was a Business Day, then all subsequent Interest Payment Dates will be the last day which is a Business Day in the calendar month which is the specified number of months after the calendar month in which such date of issue or such other date as aforesaid or, as the case may be, the preceding Interest Payment Date occurred;

     (B) the "Modified Following Business Day Convention", in which case interest shall be payable in arrear on such dates (each an "Interest Payment Date") as are specified in the relevant Pricing Supplement provided that, if any Interest Payment Date would otherwise fall on a date which is not a Business Day, the relevant Interest Payment Date will be the first following day which is a Business Day unless that day falls in the next calendar month in which case the relevant Interest Payment Date will be the first preceding day which is a Business Day;

     (C) "Following Business Day Convention" means that the relevant date shall be postponed to the first following day that is a Business Day;

     (D) "Preceding Business Day Convention" means that the relevant date shall be brought forward to the first preceding day that is a Business Day; or

     (E) such other convention as may be specified in the relevant Pricing Supplement.

     Each period beginning on (and including) such date of issue or such other date as aforesaid and ending on (but excluding) the first Interest Payment Date and each period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next Interest Payment Date is herein called an "Interest Period".

(iii) Accrual of Interest

     Interest shall accrue on the principal amount of each Note or, in the case of a partly paid Note, on the paid up principal amount of such Note or otherwise as indicated in the relevant Pricing Supplement. Interest will cease to accrue as from the due date for redemption therefor unless upon (except in the case of any payment where presentation and/or surrender of the relevant Note is not required as a precondition of payment) due presentation or surrender thereof, payment in full of the redemption amount is improperly withheld or refused or default is otherwise made in the payment thereof in which case interest shall continue to accrue thereon (as well after as before any demand or judgment) at the rate then applicable to the principal amount of the Notes or such other rate as may be specified in the relevant Pricing Supplement until the date on which, the relevant payment is made or, if earlier (except in the case of any payment where presentation and/or surrender of the relevant Note is not required as a pre-condition of payment), the seventh day after the date on which, the Principal Paying Agent or, as the case may be, the Registrar having received the funds required to make such payment, notice is given to the Noteholders in accordance with Condition 12 of that circumstance (except to the extent that there is failure in the subsequent payment thereof to the relevant Holder).

     The Calculation Agent will as soon as practicable on each Interest Determination Date notify the Luxembourg Stock Exchange, as required by the rules of the Luxembourg Stock Exchange, or any other relevant stock exchange, regulatory market, listing authority and/or quotation system (if any), as applicable, of the relevant Rate of Interest, Interest Period and Interest Amount. Notice thereof shall also promptly be given to the Noteholders.

5.   Redemption and Purchase

     Unless previously redeemed, or purchased and cancelled, Notes shall be redeemed by the Bank at their principal amount or at such other redemption amount as may be specified in or determined in the manner specified in the relevant Pricing Supplement. The Bank may (save as otherwise specified in the relevant Pricing Supplement) at any time purchase Notes and Coupons on any recognised Stock Exchange or otherwise. Any Notes or Coupons so purchased shall be promptly delivered to the Issuing and Paying Agent for cancellation.

Optional Early Redemption (Put)

     If the relevant Pricing Supplement so specifies, the Bank shall, upon the exercise of the relevant option by the Holder of any Note of the relevant Series, redeem such Note on the date or the next of the dates specified in the relevant Pricing Supplement at its principal amount (or such other redemption amount as may be specified in the relevant Pricing Supplement), together with accrued interest (if any) thereon. In order to exercise such option, the Holder must, not less than forty-five days before the date so specified (or such other period as may be specified in the relevant Pricing Supplement), deposit the relevant Note (together, in the case of an interest-bearing Definitive Note, with any unmatured Coupons appertaining thereto) with, in the case of a Bearer Note, any Paying Agent or, in the case of a Registered Note, the Registrar together with a duly completed redemption notice in the form which is available from the specified office of any of the Paying Agents or, as the case may be, the Registrar or, in the case of a Permanent Global Note, with the form of redemption notice endorsed thereon duly completed.

Optional Early Redemption (Call)

     If the relevant Pricing Supplement so specifies, then the Bank may, upon the expiry of the appropriate notice and subject to such conditions as may be specified in the relevant Pricing Supplement, redeem all (but not, unless and to the extent that the relevant Pricing Supplement specifies otherwise, some only), of the Notes of the relevant Series on the date specified in the relevant Pricing Supplement.

Partial Redemption

     If the Notes of a Series are to be redeemed at the option of the Bank in part only on any date in accordance with this Condition 5:

     (i) in the case of Bearer Notes, the Notes to be redeemed shall be drawn by lot in such European city as the Issuing and Paying Agent may specify, or identified in such other manner or in such other place as the Issuing and Paying Agent may approve and deem appropriate and fair;

     (ii) in the case of a Temporary Bearer Global Note or a Permanent Bearer Global Note, the Notes to be redeemed shall be selected in accordance with the rules of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system; and

     (iii) in the case of Registered Notes, the Notes shall be redeemed (so far as may be practicable) pro rata to their principal amounts, provided always that the amount redeemed in respect of each Note shall be equal to the minimum denomination thereof or an integral multiple thereof, subject always to compliance with all applicable laws and the requirements of any stock exchange on which the relevant Notes may be listed.

     In the case of the redemption of part only of a Registered Note, a new Registered Note in respect of the unredeemed balance shall be issued in accordance with the relevant provisions of Condition 1 which shall apply as in the case of a transfer of Registered Notes as if such new Registered Note were in respect of the untransferred balance.

6.   Payments

Bearer Notes

     Payment of amounts (including any accrued interest) due on the redemption of Bearer Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Bearer Notes at the specified office of any of the Paying Agents, outside the United States.

     Payment of amounts due in respect of interest on Bearer Notes will be made:

     (i) in the case of a Temporary Global Note or Permanent Global Note, against presentation of the relevant Temporary Global Note or Permanent Global Note at the specified office of any of the Paying Agents outside the United States and, in the case of a Temporary Global Note, upon due certification of non-US ownership (except with respect to Notes having a maturity of less than one year, in which case certification is not required) as required therein;

     (ii) in the case of Definitive Notes without Coupons attached thereto at the time of their initial delivery, against presentation of the relevant Definitive Notes at the specified office of any of the Paying Agents outside the United States; and

     (iii) in the case of Definitive Notes delivered with Coupons attached thereto, against surrender of the relevant Coupons at the specified office of any of the Paying Agents outside the United States.

     Payments of interest in respect of Bearer Notes may only be made at the specified offices of Paying Agents outside the United States of America, except that they may be made at the specified office of a Paying Agent in New York City if (i) the Bank shall have appointed Paying Agents with specified offices outside the United States of America with the reasonable expectation that such Paying Agents would be able to make payment at such offices of the full amount of the interest on the Notes in US dollars when due, (ii) payment of the full amount of such interest at all specified offices of the Paying Agents outside the United States of America is illegal or effectively precluded by exchange controls or other similar restrictions, and (iii) the relevant payment is permitted by applicable US law.

     No payment of principal of or any premium, interest or other amounts on Bearer Notes shall be made by cheque mailed to any address in the United States or by transfer to an account maintained by a Noteholder with a bank located in the United States, except as may be permitted by U.S. federal tax law in effect at the time of such payment without the imposition of a reporting requirement, backup withholding or other detriment to the Issuer.

     No Paying Agent in the United Kingdom shall, unless and until the Bank notifies the Noteholders to the contrary in accordance with Condition 11 below, make any payment of interest against presentation of Coupons.

     The initial Paying Agents (including the Issuing and Paying Agent) and their specified offices are listed below. The Bank may at any time vary or terminate the appointment of the Issuing and Paying Agent or any Paying Agent and appoint another Issuing and Paying Agent or additional or other Paying Agents, provided that it will at all times maintain a Paying Agent and a Transfer Agent, each having a specified office in Luxembourg, so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange. Notice of any such termination or appointment and of any changes in the specified offices of the Issuing and Paying Agent or any Paying Agent will be given in accordance with Condition 11 below.

     Bearer Notes should be presented for redemption together with all unmatured Coupons relating thereto, failing which the face value of the missing unmatured Coupons (or in the case of a partial payment of principal that proportion of the aggregate amount of the missing unmatured Coupons that the principal paid bears to the principal due) will be deducted from the sum due for payment. The amounts so deducted will be paid against surrender of the relevant Coupons within five years from the due date of such Coupons.

     If any date for the payment of any amount due (whether in respect of principal, interest or otherwise) in respect of any Bearer Notes is not a Business Day, the holder shall not be entitled to payment until the next following Business Day nor to any interest or other sum in respect of such postponed payment. If the due date for redemption of any Bearer Note is not a due date for payment of a Coupon, interest accrued from the preceding due date for payment of a Coupon shall only be payable against surrender of the relevant Bearer Note.

Registered Notes

     Payment of amounts (including any accrued interest) due on the final redemption of Registered Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Registered Notes at the specified office of the Registrar or the Transfer Agent. If the due date for payment of the final redemption amount of Registered Notes is not a Business Day, the Holder thereof will not be entitled to payment thereof until the next following such Business Day and no further payment shall be due in respect of such delay save in the event that there is a subsequent failure to pay in accordance with these Terms and Conditions.

     Payment of amounts (whether principal, interest or otherwise) due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in the register kept by the Registrar or the Transfer Agent as at opening of business (local time) on the fifteenth Relevant Banking Day before the due date for such payment provided that amounts due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in such register as at opening of business (local time) on the date on which such payment is made.

     Payments of interest in respect of Registered Notes will be made by a cheque drawn on a bank in the Relevant Financial Centre or, in the case of a euro Note, on a bank in the principal financial centre of a member state of the European Community and posted to the address (as recorded in the register held by the Registrar or the Transfer Agent) of the Holder thereof (or, in the case of joint-Holders, the first-named) on the Business Day immediately pre-ceding the relevant date for payment unless at least four Business Days prior to such date the Holder thereof (or, in the case of joint Holders, the first named) has applied to the Registrar or the Transfer Agent for payment to be made to a designated account (in the case aforesaid, a non-resident account with an authorised foreign exchange bank).

     For the purposes of these Terms and Conditions:

     (i) "Business Day" means (unless varied or restated in the relevant Pricing Supplement) a day on which commercial banks and foreign exchange markets settle payments in the relevant currency in London and:

          o in relation to Notes denominated in euro, which is a TARGET Settlement Day; and

          o in relation to Notes denominated in any other currency, which is a day on which commercial banks and foreign exchange markets settle payments in the relevant currency in the Relevant Financial Centre; and

          o in relation to payments due upon presentation and/or surrender of any Notes or Coupon, in the relevant place of presentation and/or surrender; and

     (ii) "Relevant Financial Centre" means:

          o in relation to Notes denominated in euro, as defined in the relevant Pricing Supplement;

          o    in relation to Notes denominated in Japanese Yen, Tokyo;

          o    in relation to Notes denominated in Pounds Sterling, London;

          o in relation to Notes denominated in United States Dollars, New York City;

          o in relation to Australian Domestic Notes and other Notes denominated in Australian dollars, Sydney; and

          o in relation to Notes denominated in any other currency, such financial centre or centres as may be specified in relation to the relevant currency and for the purposes of the definition of "Business Day" in the 2000 ISDA Definitions (as amended and updated from time to time), as published by the International Swaps and Derivatives Association, Inc.,

and, in all cases, as the same may be modified in the relevant Pricing
Supplement.

7.   Prescription

     Notes will become void unless surrendered for payment within a period of ten years and Coupons will become void unless surrendered for payment within a period of five years, in each case from the due date for payment.

8.   Repayment in the Event of Default

     Any Noteholders may deliver or cause to be delivered to the Bank at its office in Tunis Belvedere, Tunisia (with a copy to the principal office in Abidjan, Cote d'Ivoire), written notice that such holder elects to declare the principal of all Notes held by him to be due and payable in the event that:

     (a) the Bank fails to pay the principal of or interest on any of the Notes for a continuous period of ninety days after the same shall have become due and payable; or

     (b) the Bank fails to perform its obligations under Condition 3 for a continuous period of ninety days; or

     (c) any other bond, note or loan of a maturity of more than one year issued, assumed or guaranteed by the Bank either (i) is declared due and payable prior to the due date for payment thereof by reason of default by the Bank or (ii) is not repaid at maturity as extended by the period of grace, if any, applicable thereto and such default continues for ninety days, and on the thirtieth day after such notice shall be so delivered to the Bank the principal of such Notes and the accrued interest thereon shall become due and payable, unless prior to that time all such defaults thereto existing shall have been cured.

9.   Replacement of Notes and Coupons

     If any Note or Coupon is mutilated, defaced, lost, stolen or destroyed, it may be replaced at the specified office of the Issuing and Paying Agent on payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Bank may require. Mutilated or defaced Notes and Coupons must be surrendered before replacements will be issued.

10.  Modification

     The Bank and the Issuing and Paying Agent may agree without the consent of the Noteholders or holders of coupons to any modification of these Terms and Conditions or to any modification of, waiver or authorisation of any breach or proposed breach of or on any failure to comply with, the Issuing and Paying Agency Agreement, which is not, in the reasonable opinions of the Bank and the Issuing and Paying Agent, materially prejudicial to the interests of the Noteholders.

11.  Notices

     Any notice to holders of Bearer Notes required to be given by these Terms and Conditions or the Issuing and Paying Agency Agreement shall be given by publication in (i) a leading daily newspaper in London (which is expected to be the Financial Times) and (ii), so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange and the rules of that exchange so request, (1) in a leading daily newspaper in Luxembourg (which is expected to be the d'Wort) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which or internet website on which publication shall have been made in the newspaper or newspapers in which publication is required.

     Unless otherwise specified in the relevant Pricing Supplement, notices to Holders of Registered Notes will be deemed to be validly given by publication
(1) in a leading daily newspaper in Luxembourg (which is expected to be the d'Wort) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been made in the newspaper or newspapers in which or internet website on which publication is required. Notices may also be sent by first class mail to Holders of Registered Notes (or, in the case of joint Holders, to the first-named in the register kept by the Registrar) at their respective addresses as recorded in the register kept by the Registrar, and will be deemed to have been validly given on the fourth Business Day after the date of such mailing.

     All notices to the Bank or the Issuing and Paying Agent hereunder shall be deemed to have been given when received in writing by the relevant party at the following address, or such other address as shall be published in accordance with the above paragraph: the Bank, African Development Bank, 15 Avenue de Ghana, Angle Rues Hedi Nouira et, Pierre de Coubertin, B.P. 323, 1002 Tunis Belvedere, Tunisia (Attention: Vice President for Finance) (with a copy to African Development Bank, 01 B.P. 1387, Abidjan 01, Cote d'Ivoire (Attention:
Vice President for Finance)); the Issuing and Paying Agent, Citibank, N.A. of 5 Carmelite Street, London EC4Y 0PA, Telex: 940500 CITIUK G, Fax: +44 207 508 3876/7/8/9 (Attention: Global Agency and Trust Services).

12.  Further Issues

     The Bank may from time to time, without the consent of the Noteholders or Couponholders of, as the case may be, any Series of Notes and Coupons, issue further notes, having terms and conditions the same as those of the Notes, or the same except for the amount of the first payment of interest, which may be consolidated and form a single Series with the Notes.

13.  Governing Law and Jurisdiction

     The Notes, the Coupons and the Issuing and Paying Agency Agreement are governed by and will be construed in accordance with the laws of England, except as otherwise specified in the relevant Pricing Supplement.

     Except as otherwise specified in the relevant Pricing Supplement, in relation to any legal action or proceedings arising out of or in connection with the Notes or the Coupons ("Proceedings"), the Bank hereby irrevocably submits to the jurisdiction of the competent courts of England and waives any objection to Proceedings in such courts whether on the grounds that the Proceedings have been brought in an inconvenient forum or otherwise. This submission is made for the benefit of each of the Noteholders and the Couponholders and shall not affect the right of any of them to bring Proceedings in any other court of competent jurisdiction nor shall the bringing of any Proceedings in one or more jurisdictions preclude the bringing of any Proceedings in any other jurisdiction (whether concurrently or not).

     Except as otherwise specified in the relevant Pricing Supplement, the Bank irrevocably appoints Law Debenture Corporate Services Limited situated at Fifth Floor, 100 Wood Street, London EC2V 7EX, United Kingdom (or such other person or persons, with an address in London, as may be approved by the Issuing and Paying Agent from time to time) as its agent to receive service of process on its behalf in any Proceedings which may be instituted in England. The Bank will procure that, so long as any of the Notes remains outstanding, there shall be in force an appointment of such person approved in writing by the Issuing and Paying Agent with an office in London with authority to accept service as aforesaid. Nothing herein shall affect the right to serve process in any other manner permitted by law. If at any time the appointment of the agent aforesaid shall cease for any reason, the Bank shall forthwith appoint another person in London to be its agent as aforesaid and, failing such appointment within thirty days after demand by the Issuing and Paying Agent, the Issuing and Paying Agent shall be entitled by notice to the Bank to appoint a person in London to act as such agent.

14.  Contracts (Rights of Third Parties) Act 1999

     No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

                                 USE OF PROCEEDS

     The net proceeds of the issue of each Series of Notes will be incorporated in the ordinary capital resources of the Bank and used in its ordinary operations.

               SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE
                                 IN GLOBAL FORM

     Each Series of Notes in bearer form will initially be represented by a Temporary Global Note, in bearer form without Coupons which will be deposited on behalf of the subscribers of the relevant Notes with a common depositary (the "Common Depositary") for Euroclear and for Clearstream, Luxembourg on or about the issue date of the relevant Notes. No interest will be payable in respect of a Temporary Global Note except as provided below. Upon deposit of the Temporary Global Note(s) with the Common Depositary, Euroclear or Clearstream, Luxembourg will credit each subscriber with a principal amount of Notes equal to the principal amount thereof for which it has subscribed and paid.

     Each of the persons shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a Note represented by a Global Note must look solely to Euroclear and/or Clearstream, Luxembourg (as the case may be) for his share of each payment made by the Bank to the bearer of such Global Note and in relation to all other rights arising under the Global Notes, subject to and in accordance with the respective rules and procedures of Euroclear and Clearstream, Luxembourg. Such persons shall have no claim directly against the Bank in respect of payments due on the Notes for so long as the Notes are represented by such Global Note and such obligations of the Bank will be discharged by payment to the bearer of such Global Note in respect of each amount so paid.

     The Temporary Global Notes and the Permanent Global Notes (referred to below) contain provisions which apply to the Notes while they are in global form, some of which modify the effect of the Terms and Conditions of the Notes set out in this document. The following is a summary of certain of those provisions:

Exchange

     Each Temporary Global Note will be exchangeable in whole or in part for interests in a Permanent Global Note or, if so stated in the relevant Pricing Supplement, for Definitive Notes after the date falling 40 days after the closing date represented by such Temporary Global Note upon certification as to non-US beneficial ownership in the form set out in the Issuing and Paying Agency Agreement. Each Permanent Global Note is exchangeable in accordance with its terms in whole but not in part only for Definitive Notes by such holder depositing the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed.

     In exchange for any Permanent Global Note, the Bank will deliver or procure the delivery (free of charge to the holder) of, an equal aggregate principal amount of duly executed and authenticated Definitive Notes (if appropriate, having attached to them all Coupons in respect of interest which have not already been paid on the Permanent Global Note), security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form scheduled to the Issuing and Paying Agency Agreement within 30 days of the holder requesting such exchange. On exchange of each Permanent Global Note, the Bank will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.

Payments

     No payment falling due more than 40 days after the closing date of any Series represented by a Temporary Global Note will be made on that Temporary Global Note unless exchange for an interest in a Permanent Global Note or a Definitive Note is improperly withheld or refused. Payments on any Temporary Global Note during the period of 40 days after the closing date of such Series will only be made against presentation of certification as to non-US beneficial ownership in the form set out in the Issuing and Paying Agency Agreement. All payments in respect of Notes represented by a Global Note will be made against presentation for endorsement and, if no further payment falls due to be made in respect of the Notes, surrender of that Global Note to or to the order of the Issuing and Paying Agent or such other Paying Agent as shall have been notified to the Noteholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to each Global Note, which endorsement will be prima facie evidence that such payment has been made in respect of the Notes.

Purchase and Cancellation

     Cancellation of any Note surrendered for cancellation following its purchase will be effected by reduction in the principal amount of the relevant Global Note.

                                  RISK FACTORS

     The following section does not describe all of the risks and investment considerations (including those relating to each prospective investor's particular circumstances) with respect to an investment in Notes. Prospective investors should refer to the relevant pricing supplement for each particular issue of Notes, which may describe additional risks and investment considerations associated with such Notes. In addition, prospective investors should consult their own financial and legal advisors as to the risks and investment considerations arising from an investment in an issue of Notes, the appropriate resources to analyse such investment (in particular, to evaluate the sensitivity of such investment to changes in economic conditions, interest rate, exchange rate or other indices, and other factors which may have a bearing on the merits and risks of an investment), and the suitability of such investment in such investor's particular circumstances. Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this section.

Structure Risks

     An investment in a Structured Note (as defined below) issued by the Bank entails risks (which may be significant) not associated with an investment in a conventional debt security issued by the Bank. A "Structured Note" is a Note with principal or interest determined by reference to one or more interest rate indices or currency or currency units (including exchange rates and swap indices between currencies or currency units), or one or more debt or equity indices or formulae (each an "Applicable Index") (other than a single conventional interest rate index or formula, such as LIBOR) or features such as embedded options, caps or floors. Such risks may include, without limitation, the possibility that an Applicable Index may be subject to significant changes, that changes in an Applicable Index may not correlate with changes in interest rates or exchange rates generally or with changes in other indices, that two or more indices or formulae that may be expected to move in tandem or in any other relation to each other may unexpectedly converge or diverge or otherwise not move as expected, that the resulting interest rate may be less than that payable on a conventional debt security issued by the Bank at the same time or that no interest may be payable, that the repayment of principal may occur at times other than those expected by the investor, that the investor may lose all or a substantial portion of the principal amount of its Note (whether payable at maturity, upon redemption or otherwise), that Structured Notes may have more volatile performance results, and that the effects of currency devaluations and (as discussed in greater detail under "Risk Factors - Exchange Rate Risks and Exchange Controls") the imposition or modification of exchange or other capital controls by authorities with jurisdiction over a relevant currency may be greater for Structured Notes than for conventional debt securities issued by the Bank. Such risks generally depend on a number of factors, including financial, economic and political events over which the Bank has no control. In addition, if an Applicable Index used to determine the amount of interest payable contains a Spread Multiplier or if the Applicable Index used to determine the principal or interest payable is subject to some other leverage factor, the effect of any change in such Applicable Index on the principal or interest may be magnified. If an Applicable Index includes, or is subject to, a maximum ("cap") or minimum ("floor") interest rate limitation, the interest or principal payable on such Structured Note may be less than that payable on a conventional debt security issued by the Bank at the same time. Two issues of Structured Notes issued at the same time and with interest rates determined by reference to the same Applicable Index and otherwise comparable terms may have different interest rates and yields when issued and thereafter if the frequency of interest rate adjustments for each issue is different. In recent years, certain interest rates, currencies, currency units, exchange rates, equity indices and other indices have been highly volatile and such volatility may continue in the future. Fluctuations in any particular interest rate, currency, currency unit, exchange rate, equity index or other index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

     The timing of changes in the level of an Applicable Index may affect the actual yield to an investor, even if the average level is consistent with the investor's expectation. In general, the earlier a change in the level of an Applicable Index occurs, the greater the effect on an investor's yield. This is especially the case with Structured Notes providing for repayment of principal at one or more times prior to maturity. As a result, the effect on an investor's yield of an Applicable Index level that is lower (or higher) during earlier periods than the rate anticipated by the investor may not be offset by a later equivalent increase (or reduction).

     Any optional redemption feature of Notes is likely to affect the market value of such Notes. During any period in which such Notes are subject to redemption at the option of the Bank, their market value generally will not rise substantially above the redemption price because of the increased likelihood of redemption by the Bank, and this also may be true prior to any such period. The Bank may be expected to redeem such Notes in circumstances where the Bank's cost of borrowing is lower than the interest rate on such Notes. At such times, an investor generally would not be able to reinvest redemption proceeds at an effective interest rate which is as high as the interest rate on such Notes, and such reinvestment might only be at a significantly lower rate. Investors should consider the related reinvestment risk in light of other investments that may be available to such investors. A partial redemption of an issue of Notes also may adversely affect liquidity for the remaining outstanding Notes of such issue.

     Investors in Structured Notes should have knowledge of and access to appropriate analytical resources to analyse quantitatively the effect (or value) of any redemption, cap or floor, or certain other features of such Structured Notes, and the resulting impact upon the value of such Structured Notes.

Market, Liquidity and Yield Considerations

     Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market. This is particularly the case for Structured Notes that are especially sensitive to interest rate, currency or market risks, that are designed for specific investment objectives or strategies or that have been structured to meet the investment requirements of limited categories of investors, which may have a more limited secondary market and less or no liquidity and may experience more price volatility than conventional debt securities. Liquidity may have a severely adverse effect on the market value of Structured Notes.

     Depending upon the type of Notes, market conditions and other factors, investors seeking to sell relatively small or relatively large amounts of Notes may not be able to do so at prices comparable to those that may be available to other investors.

     The secondary market for an issue of Notes will also be affected by a number of other factors independent of the creditworthiness of the Bank and the value of any Applicable Index. These factors may include the complexity and volatility of such Applicable Index, the method of calculating the principal or any interest to be paid in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any amortisation or optional redemption features of such Notes, the amount of other securities linked to such Applicable Index, the amount of such Notes being sold in the secondary market from time to time, any legal restrictions limiting demand for such Notes, the availability of comparable securities, and the level, direction and volatility of market interest rates generally. Such factors also will affect the market value of the Notes.

     No investor should purchase Notes unless such investor understands and is able to bear the risk that certain Notes may not be readily saleable, that the value of Notes will fluctuate over time, and that such fluctuations may be significant and could result in significant losses to such investor. This is particularly the case for investors whose circumstances may not permit them to hold the Notes until maturity.

Exchange Rate Risks and Exchange Controls

     As described in this Information Memorandum, Notes may be denominated or payable in one of a number of currencies. For investors whose financial activities are denominated principally in a currency (the "Investor's Currency") other than the Specified Currency or where principal or interest on Notes is payable by reference to a Specified Currency index other than an index relating to the Investor's Currency, an investment in the Notes entails significant risks that are not associated with a similar investment in a security denominated in that Investor's Currency. Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the Specified Currency and the Investor's Currency and the possibility of the imposition or modification of exchange controls by the country of the Specified Currency or the Investor's Currency. Such risks generally depend on economic and political events over which the Bank has no control. In recent years, rates of exchange have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the Specified Currency against the Investor's Currency would result in a decrease in the Investor's Currency equivalent yield on a Note denominated in that Specified Currency, in the Investor's Currency equivalent value of the principal payable at maturity of such Note and generally in the Investor's Currency equivalent market value of such Note. An appreciation of the Specified Currency against the Investor's Currency would have the opposite effect. In addition, depending on the specific terms of a Note denominated in, or the payment of which is related to the value of, one or more foreign currencies, changes in exchange rates relating to any of the currencies involved may result in a decrease in such Note's effective yield and, in certain circumstances, could result in a loss of all or a substantial portion of the principal of a Note to the investor. Further information as to current and historical exchange rates between the U.S. dollar and the Specified Currency or, if the Bank thinks it appropriate, the Investor's Currency and the Specified Currency may be contained in the applicable Pricing Supplement.

     Governments have imposed from time to time, and may in the future impose or modify, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, premium, if any, or interest on a Note. Even if there are no actual exchange controls, it is possible that the Specified Currency for any particular Note may not be available when payments on such Note are due.

Legal Investment Considerations

     Investors should consult their own legal advisors in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisors or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

     Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include Notes. Investors should review and consider such restrictions prior to investing in Notes.

                                    TAXATION

GENERAL

     Each Series of Notes and the interest thereon will not be exempt from taxation generally. Under the Agreement, the Notes and the interest thereon are not subject to any tax by a member country (a) which tax discriminates against the Notes solely because they were issued by the Bank or (b) if the sole jurisdictional basis for the tax is the place or currency in which the relevant Series of Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is exempt from any obligation for the payment, withholding or collection of any tax. Accordingly, the interest due on the Notes will be paid to the Issuing and Paying Agent without deduction in respect of any tax.

UNITED STATES FEDERAL INCOME TAXATION

The following discussion is not intended or written to be used, and cannot be used by any person, for the purpose of avoiding United States Federal tax penalties, and was written to support the promotion or marketing of the Facility. Each investor should seek advice based on such person's particular circumstances from an independent tax adviser.

General

     The following is a general summary of the material U.S. federal income tax considerations that may be relevant with respect to the ownership of the Notes. This summary addresses only the U.S. federal income tax considerations of holders that acquire the Notes at their original issuance and issue price and that will hold the Notes as capital assets.

     This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular holder of Notes (a "Noteholder"). This summary does not address tax considerations applicable to Noteholders that may be subject to special tax rules including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in securities or currencies; (iv) tax-exempt entities; (v) persons that will hold the Notes as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes; (vi) persons that own (or are deemed to own) 10 per cent. or more of the voting shares of the Issuer; and (vii) persons that have a "functional currency" other than the U.S. dollar. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a Noteholder.

     This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Offering Circular. All of the foregoing, are subject to change or differing interpretations, which could apply retroactively and could affect the tax consequences described below.

     This summary assumes that the Notes issued under this program are treated as debt for U.S. federal income tax purposes. It is possible that certain Notes issued under this program such as Index-Linked Notes could be characterised as instruments other than debt for U.S. federal income tax purposes. Each prospective investor should consult its own tax advisor with respect to the proper characterisation of the Notes for U.S. federal income tax purposes. Each prospective investor should also consult its own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of the Notes.

     For the purposes of this summary, a "U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more U.S. persons (as defined in the Code) have the authority to control all of the substantial decisions of such trust or


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

if it has made a valid election under U.S. Treasury regulations to be treated as a domestic trust. A "Non-U.S. Holder" is a beneficial owner of Notes that is not a U.S. Holder.

     If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a Note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding a Note should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of a Note by the partnership.

     THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Taxation of U.S. Holders

Payments of Interest

     Interest paid on a Note, other than interest on a "Discount Note" that is not "qualified stated interest" (each as defined below under "Original Issue Discount-General"), will be taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes.

     If an interest payment is denominated in, or determined by reference to, a foreign currency, the case of a U.S. Holder utilising the cash method of accounting for U.S. federal income tax purposes, the amount of interest income in respect of any interest payment will be determined by translating such payment into U.S dollars at the spot exchange rate in effect on the date such interest payment is received, regardless of whether the payment is in fact converted into U.S. dollars. No exchange gain or loss will be realised with respect to the receipt of such interest payment, other than exchange gain or loss that is attributable to the actual disposition of the foreign currency received.

     In the case of a U.S. Holder utilising the accrual method of accounting for U.S. federal income tax purposes and a U.S. Holder that uses the cash method of accounting as to any class of Discount Notes (as defined below), the amount of any interest income accrued during any accrual period may be determined in accordance with either of two methods. Under the first accrual method, the amount of income accrued is based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year. Under the second accrual method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. If the last day of the accrual period is within five business days of the date the interest payment is actually received, an electing accrual basis U.S. Holder may instead translate the interest expense at the exchange rate in effect on the day of actual receipt. Any election to use the second accrual method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and will be irrevocable without the consent of the U.S. Internal Revenue Service (the "IRS").

     A U.S. Holder using either of the foregoing two accrual methods will recognise ordinary income or loss with respect to accrued interest income on the date of receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note). The amount of ordinary income or loss will be the difference between the U.S. dollar value of the interest payment received (determined on the date the payment is received) in respect of the accrual period and the U.S. dollar value of interest income that has accrued during that accrual period (as determined under the accrual method used by the U.S. Holder).


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

     Foreign currency received as interest on the Notes will have a tax basis equal to its U.S. dollar value at the time the interest payment is received. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

     Interest income on the Notes will be treated as foreign source income for U.S. federal income tax purposes, which may be relevant in calculating a U.S. Holder's foreign tax credit limitation for U.S. federal income tax purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

Original Issue Discount

General

     A Note, other than a Note with a term of one year or less a ("Short-term Note"), will be treated as issued at an original issue discount ("OID" and a
Note issued with OID a "Discount Note") for U.S. federal income tax purposes if the excess of the sum of all payments provided under the Note, other than "qualified stated interest payments" (as defined below), over the "Issue Price" (as defined below) of the Note is more than a "de minimis amount" (as defined below). "Qualified stated interest" is generally interest paid on a Note that is unconditionally payable at least annually at a single fixed rate. The "Issue Price" of the Notes will be the first price at which a substantial amount of the Notes are sold to persons other than bond houses, brokers, or similar persons or organisations acting in the capacity of underwriters, placement agents, or wholesalers. Special rules for "Variable Rates Notes" are described below under "Original Issue Discount-Variable Rate Notes".

     In general, if the excess of the sum of all payments provided under the Note other than qualified stated interest payments (the Note's "stated redemption price at maturity") over its Issue Price is less than 1/4 of one per cent. of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity (the "de minimis amount"), then such excess, if any, constitutes "de minimis OID" and the Note is not a Discount Note. Unless the election described below under "Election to Treat All Interest as OID" is made, a U.S. Holder of a Note with de minimis OID must include such de minimis OID in income as stated principal payments on the Note are made. The includable amount with respect to each such payment will equal the product of the total amount of the Note's de minimis OID and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the Note.

     A U.S. Holder will be required to include OID on a Discount Note in income for U.S. federal income tax purposes as it accrues calculated on a constant-yield method (described below) generally before the actual receipt of cash attributable to that income, regardless of the U.S. Holder's method of accounting for U.S. federal income tax purposes. Under this method, U.S. Holders generally will be required to include in income increasingly greater amounts of OID over the life of Discount Notes.

     The amount of OID includable in income by a U.S. Holder of a Discount Note is the sum of the daily portions of OID with respect to the Note for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds that Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocated to that accrual period. Accrual periods with respect to a Note may be of any length selected by the U.S. Holder and may vary in length over the term of the Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period.

     The amount of OID allocated to an accrual period equals the excess of (a) the product of the Note's "adjusted issue price" at the beginning of the accrual period and the Note's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the Note allocated to the accrual period. The "adjusted issue price" of a Note at the beginning of any accrual period is the Issue Price


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

of the Note increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the Note that were not qualified stated interest payments.

     For the purposes of determining the amount of OID allocated to an accrual period, if an interval between payments of qualified stated interest on the Note contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval (including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval) is allocated pro rata on the basis of relative lengths to each accrual period in the interval, and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval.

     The amount of OID allocated to an initial short accrual period may be computed using any reasonable method if all other accrual periods other than a final short accrual period are of equal length. The amount of OID allowable to the final accrual period is the difference between (x) the amount payable at the maturity of the Note (other than any payment of qualified stated interest) and
(y) the Note's adjusted issue price as of the beginning of the final accrual period.

     OID for any accrual period on a Note that is denominated in, or determined by reference to, a foreign currency will be determined in that foreign currency and then translated into U.S. dollars in the same manner as interest payments accrued by an accrual basis U.S. Holder, as described under "Payments of Interest" above. Upon receipt of an amount attributable to OID in these circumstances, a U.S. Holder may recognise ordinary income or loss.

     OID on a Discount Note will be treated as foreign source income for the purposes of calculating a U.S. Holder's foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

     Variable Rate Notes. Under the U.S. Treasury regulations dealing with OID, Floating Rate Notes and Indexed Notes ("Variable Rate Notes") are subject to special rules whereby a Variable Rate Note will qualify as a "variable rate debt instrument" if (a) the Issue Price of the Note does not exceed the total non-contingent principal payments by more than the lesser of (i) the product of
(x) the total non-contingent principal payments, (y) the number of complete years to maturity from the issue date and (z) 0.015, or (ii) 15 per cent. of the total non-contingent principal payments; and (b) the Note provides for stated interest compounded or paid at least annually at (i) one or more "qualified floating rates", (ii) a single fixed rate and one or more qualified floating rates, (iii) a single "objective rate" or (iv) a single fixed rate and a single objective rate that is a "qualified inverse floating rate".

     A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a "current value" of that rate. A "current value" of a rate is the value of the rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

     A variable rate is a "qualified floating rate" if (i) variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Note is denominated or (ii) it is equal to the product of such a rate and either (a) a fixed multiple that is greater than 0.65 but not more than 1.35, or (b) a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate. If a Note provides for two or more qualified floating rates that (i) are within 0.25 percentage points of each other on the issue date or
(ii) can reasonably be expected to have approximately the same values throughout the term of the Note, the qualified floating rates together constitute a single qualified floating rate. A rate is not a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the Note or are not reasonably expected to significantly affect the yield on the Note.

     An "objective rate" is a rate, other than a qualified floating rate, that is determined using a single fixed formula and that is based on objective financial or economic information that is not within the control


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

of or unique to the circumstances of the Issuer or a related party (such as dividends, profits or the value of the Issuer's stock). A variable rate is not an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of the Note's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Note's term. An objective rate is a "qualified inverse floating rate" if (i) the rate is equal to a fixed rate minus a qualified floating rate, and (ii) the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate.

     If interest on a Note is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period and (i) the fixed rate and the qualified floating rate or objective rate have values on the issue date of the Note that do not differ by more than 0.25 percentage points or (ii) the value of the qualified floating rate or objective rate is intended to approximate the fixed rate, the fixed rate and the qualified floating rate or the objective rate constitute a single qualified floating rate or objective rate.

     In general, if a Variable Rate Note provides for stated interest at a single qualified floating rate or objective rate, all stated interest on the
Note is qualified stated interest and the amount of OID, if any, is determined under the rules applicable to fixed rate debt instruments by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, in the case of any other objective rate, a fixed rate that reflects the yield reasonably expected for the Note.

     If a Variable Rate Note does not provide for stated interest at a single qualified floating rate or a single objective rate and also does not provide for interest payable at a fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals on the Note are generally determined by (i) determining a fixed rate substitute for each variable rate provided under the Variable Rate Note (generally, the value of each variable rate as of the issue date or, in the case of an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on the Note), (ii) constructing the equivalent fixed rate debt instrument (using the fixed rate substitutes described above), (iii) determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and (iv) making the appropriate adjustments for actual variable rates during the applicable accrual period.

     If a Variable Rate Note provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and in addition provides for stated interest at a single fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals are determined as in the immediately preceding paragraph with the modification that the Variable Rate Note is treated, for the purposes of the first three steps of the determination, as if it provided for a qualified floating rate (or a qualified inverse floating rate, as the case may be) rather than the fixed rate. The qualified floating rate (or qualified inverse floating rate) replacing the fixed rate must be such that the fair market value of the Variable Rate Note as of the issue date would be approximately the same as the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate (or qualified inverse floating rate) rather than the fixed rate.

     Contingent Payment Note. If a Variable Rate Note does not qualify as a "variable rate debt instrument" or if any Note provides for one or more contingencies and is not exempt from the contingent payment debt instrument rules under U.S. Treasury regulation Section 1.1275-4(a)(2), then the Variable Rate Note or any such Note would be treated as a contingent payment debt instrument under the OID Treasury Regulations.

     In general, the U.S. Treasury regulations dealing with contingent payment debt instruments ("CPDI Regulations") would cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of current U.S. federal income tax law. The CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and non-contingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognised by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realised could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

     Under the non-contingent bond method, for each accrual period prior to and including the maturity date of the Note, the amount of interest that accrues, as OID, equals the product of (i) the adjusted issue price and (ii) the "comparable yield" (adjusted for the length of the accrual period). This amount is ratably allocated to each day in the accrual period and is includable as ordinary interest income by a U.S. Holder for each day in the accrual period on which the U.S. Holder holds the Note. The adjusted issue price for purposes of the non-contingent bond method is equal to the Note's Issue Price, increased by the interest previously accrued on the Note and decreased by the amount of any Projected Payments (as defined below) previously made on the Note. The "comparable yield" is the annual yield that the Issuer would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the Note. Amounts treated as interest under the foregoing contingent payment obligation rules are treated as OID for all U.S. federal income tax purposes.

     Under the non-contingent bond method, the relevant Issuer would be required, solely for U.S. federal income tax purposes, to provide a schedule (the "Schedule") of the projected amounts of payments (the "Projected Payments") on the Note. The Schedule must produce the comparable yield. If during any taxable year the sum of any actual payments (including the fair market value of any property received in that year) with respect to the Note for that taxable year (including, in the case of the taxable year which includes the maturity date of the Note, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a "net positive adjustment", which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of Projected Payments for that taxable year, the difference will produce a "net negative adjustment", which will (i) reduce the U.S. Holder's interest income for that taxable year and (ii) to the extent of any excess after application of (i), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Note during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments). As a result of the classification of a Note as a contingent payment debt instrument subject to the non-contingent bond method, any gain or loss realised on the sale or exchange of the Note may be treated as ordinary income or loss, in whole or in part. Prospective purchasers should consult their own tax advisors regarding the applicability and consequences of the contingent payment debt instrument rules to any of the Notes issued under the Program.

     Notes Subject to Redemption. Certain of the Notes (i) may be redeemable at the option of the Bank prior to their maturity (a "call option") and/or (ii) may be repayable at the option of the holder prior to their stated maturity (a "put option"). Notes containing such features may be subject to rules that are different from the general rules discussed above. Investors intending to purchase Notes with such features should consult their own tax advisors, since the original issue discount consequences will depend, in part, on the particular terms and features of the purchased Notes.

     Short-Term Notes. Short Term Notes (e.g, notes that have a fixed maturity of one year or less) will be treated as having been issued with original issue discount. In general, an individual or other cash method U.S. Holder is not required to accrue such original issue discount unless the U.S. Holder elects to do so. If such an election is not made, any gain recognised by the U.S. Holder on the sale, exchange or maturity of the Short-Term Note will be ordinary income to the extent of the original issue discount accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity, and a portion of the deductions otherwise allowable to the U.S. Holder for interest on borrowings allocated to the Short-Term Note will be deferred until a corresponding amount of income is realised. U.S. Holders who report income for U.S. federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue original issue discount on a Short-Term Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding).

     Election to Treat All Interest as OID. A U.S. Holder may elect to include in gross income all interest that accrues on a Note using the constant-yield method described above under the heading "Original Issue Discount-General" with the modifications described below. For the purposes of this election, interest


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

includes stated interest, OID, de minimis OID and unstated interest, as adjusted by any amortisable bond premium (described below).

     In applying the constant-yield method to a Note with respect to which this election has been made, the issue price of the Note will equal its cost to the electing U.S. Holder, the issue date of the Note will be the date of its acquisition by the electing U.S. Holder, and no payments on the Note will be treated as payments of qualified stated interest. This election will generally apply only to the Note with respect to which it is made and may not be revoked without the consent of the IRS. If this election is made with respect to a Note with amortisable bond premium, then the electing U.S. Holder will be deemed to have elected to apply amortisable bond premium against interest with respect to all debt instruments with amortisable bond premium (other than debt Instruments the interest on which is excludible from gross income) held by the electing U.S. Holder as of the beginning of the taxable year in which the Note with respect to which the election is made is acquired or thereafter acquired. The deemed election with respect to amortisable bond premium may not be revoked without the consent of the IRS.

Notes Purchased at a Premium

     A U.S. Holder that purchases a Note for an amount in excess of its principal amount may elect to treat such excess as "amortisable bond premium". If such election is made, the amount required to be included in the U.S. Holder's income each year with respect to interest on the Note will be reduced by the amount of amortisable bond premium allocated (based on the Note's yield to maturity) to such year. In the case of a Note that is denominated in, or determined by reference to, a foreign currency, amortisable bond premium will be computed in units of foreign currency and will reduce interest income in units of foreign currency. A U.S. Holder realises exchange gain or loss (taxable as ordinary income or loss) equal to the difference between exchange rates at that time and at the time of the acquisition of the Notes. Any election to amortise bond premium shall apply to all debt instruments (other than debt instruments the interest in which is excludable from gross income) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and is irrevocable without the consent of the IRS.

Sale, Exchange or Retirement of the Notes

     A U.S. Holder's tax basis in a Note will generally equal its "U.S. dollar cost", increased by the amount of any OID included in the U.S. Holder's income with respect to the Note and the amount, if any, of income attributable to de minimis OID included in the U.S. Holder's income with respect to the Note (each as determined above), and reduced by the amount of any payments with respect to the Note that are not qualified stated interest payments and the amount of any amortisable bond premium applied to reduce interest on the Note. The "U.S. dollar cost" of a Note purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market (as defined in the applicable U.S. Treasury regulations) that are purchased by an accrual basis U.S. Holder that so elects, on the settlement date for the purchase.

     U.S. Holder will generally recognise gain or loss on the sale, exchange or retirement of a Note equal to the difference between the amount realised on the sale, exchange or retirement that is not attributable to accrued but unpaid interest (which is accounted for as if it were an interest payment in the manner described above under "Payments of Interest") and the tax basis of the Note. The amount realised on the sale, exchange or retirement of a Note for an amount in foreign currency will be the U.S. dollar value of that amount on (1) the date the payment is received in the case of a cash basis U.S. Holder, (2) the date of disposition in the case of an accrual basis U.S. Holder, or (3) in the case of a Note traded on an established securities market (as defined in the applicable U.S. Treasury regulations) that is sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale.

     Gain or loss recognised by a U.S. Holder on the sale, exchange or retirement of a Note that is attributable to changes in currency exchange rates will be ordinary income or loss and will consist of OID exchange gain or loss and principal exchange gain or loss. OID exchange gain or loss will equal the difference between the U.S. dollar value of the amount received on the sale, exchange or retirement of a Note that is attributable to accrued but unpaid OID as determined by using the exchange rate on the date of the sale, exchange or retirement and the U.S. dollar value of accrued but unpaid OID as determined by the U.S. Holder under the rules described above under "Original Issue Discount-General". Principal exchange gain or loss will equal the difference between the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date of the sale, exchange or retirement, and the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date the U.S. Holder acquired the Note. The foregoing foreign currency gain or loss will be recognised only to the extent of the total gain or loss realised by the U.S. Holder on the sale, exchange or retirement of the Note and will generally be treated as from sources within the United States for U.S. foreign tax credit limitation purposes.

     Any gain or loss recognised by a U.S. Holder in excess of foreign currency gain recognised on the sale, exchange or retirement of a Note would generally be U.S. source capital gain or loss (except to the extent such amounts are attributable to accrued but unpaid interest, or subject to the general rules governing contingent payment debt instruments). Prospective investors should consult their own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers that are individuals, trusts or estates that held the Notes for more than one year) and capital losses (the deductability of which is subject to limitations).

     A U.S. Holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a Note equal to the U.S. dollar value of the foreign currency at the time of the sale, exchange or retirement. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

Taxation of Non-U.S. Holders

     Payments on the Notes and gain from the sale, redemption or other disposition of the Notes generally will not be subject to U.S. federal income or withholding tax in the hands of Non-U.S. Holder (i) unless that payment and/or gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States or (ii) in the case of any gain realised on the sale or exchange of a Note by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met. Noteholders that are Non-U.S. Holders should consult their own tax advisors regarding the U.S. federal income and other tax consequences of owning Notes.

Tax Return Disclosure and Investor List Requirements

     U.S. Treasury regulations (the "Tax Shelter Regulations") intended to address so-called tax shelters and other potentially tax-motivated transactions require participants in a "reportable transaction" to disclose certain information about the transaction on IRS Form 8886 and retain information relating to the transaction. Organizers and sellers of reportable transactions are required to maintain lists identifying the transaction investors and furnish to the IRS upon demand such investor information as well as detailed information regarding the transactions. A transaction may be a "reportable transaction" based upon any of several indicia, including the existence of confidentiality agreements, certain indemnity arrangements, potential for recognizing investment or other losses, or significant book-tax differences, one or more of which may be present with respect to or in connection with an investment in the Notes. In addition, the Tax Shelter Regulations could be interpreted to cover and require reporting of transactions that are generally not considered tax shelters, including certain foreign currency transactions. Investors should consult their tax advisers concerning any possible disclosure obligation with respect to their investment and should be aware that the Issuer and other participants in the transaction intend to comply with the disclosure and list maintenance requirements under the Tax Shelter Regulations as they determine apply to them with respect to this transaction.

Taxation provisions of the Agreement

     The imposition of U.S. federal income tax in the manner described above is not inconsistent with the Agreement, which provides that the Notes and the interest thereon are not subject to any tax by a member (a) which tax discriminates against the Notes solely because they are issued by the Bank or
(b) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any tax on the interest on the Notes.

Backup withholding and information reporting

     Backup withholding and information reporting requirements may apply to certain payments on the Notes and proceeds of the sale or redemption of the Notes issued to U.S. Holders made within the United States. The Bank is not subject to the reporting requirements, and U.S. Treasury regulations confirm that the backup withholding requirements do not apply to the Bank or its paying agent. Information returns may, however, be filed with the IRS by the Bank's paying agent with regard to certain payments on Notes made within the United States to certain U.S. Holders as if such returns were otherwise required of the paying agent. In addition, brokers, trustees, custodians and other intermediaries may be subject to the reporting and backup withholding requirements with respect to certain payments received by them on the Notes held for the account of certain U.S. Holders. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. U.S. Holders who establish an exemption by providing their taxpayer identification number, generally on IRS Form W-9 will not be subject to backup withholding. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder generally may be claimed as a credit against such holder's U.S. federal income tax liability provided that the required information is furnished to the IRS. Potential investors should consult their own tax advisors regarding the applicability and consequences of information reporting and backup withholding.

                        RELATED DERIVATIVES TRANSACTIONS

     In connection with the issuance of Notes, the Bank may enter into negotiated currency and/or interest rate swaps or other financial derivative transactions. The Bank's counterparty in any such derivative transaction may be an institution that is also acting as Dealer with respect to the Notes, or an affiliate of a Dealer. Payments to be made and received by the Bank under any such derivative transaction may be calculated on the basis of the amounts payable by the Bank under the Notes and the proceeds payable to the Bank in connection with the sale of the Notes, either before or after deduction of the commissions described in the related Pricing Supplement. The Bank's rights and obligations under any such derivative transaction will be wholly independent of its rights and obligations under the Notes, and the holders of the Notes will have no interest in any such derivative transaction or any payment to which the Bank may be entitled thereunder.

                              SUBSCRIPTION AND SALE

     Notes may be issued and sold from time to time by the Bank to any one or more of Citigroup Global Markets Limited, BNP PARIBAS, Credit Suisse First Boston (Europe) Limited, Daiwa Securities SMBC Europe Limited, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Lehman Brothers International (Europe), Mitsubishi Securities International plc, Mizuho International plc, Morgan Stanley & Co. International Limited, Nomura International plc, Societe Generale, Standard Chartered Bank, The Toronto-Dominion Bank and UBS Limited (the "Dealers") or to any other person. The arrangements under which Notes may from time to time be agreed to be issued and sold by the Bank to, and purchased by, Dealers are set out in an amended and restated dealer agreement dated 12 August 2005 (executed on 29 September 2005 but effective from 12 August 2005) (the "Dealer Agreement", which expression includes any further amendment or supplements thereto or restatements thereof), and made between the Bank and the Dealers. Any such agreement will inter alia make provision for the form and terms and conditions of the relevant Notes, the price at which such Notes will be purchased by the Dealers and the commissions or other agreed deductibles (if any) payable or allowable by the Bank in respect of such purchase. The Dealer Agreement makes provision for the resignation or replacement of existing Dealers and the appointment of additional or other Dealers.

     The Bank has acknowledged that other than the listing of the Facility and/or any individual series of Notes on the regulated market of the Luxembourg Stock Exchange or such other listing authority, stock exchange, regulatory exchange and/or quotation system as may be agreed between the Relevant Issuer and the Relevant Dealer no action has been or will be taken in any jurisdiction by the Bank that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. The Bank has confirmed that it will comply with all laws and regulations applicable to it in each country or jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes such offering material, in all cases at its own expense.

     The Bank and the Dealers have severally confirmed that, in relation to each issue of Notes, they will comply with all applicable laws, regulations and market or other regulatory guidelines applicable to the respective party as are in force from time to time which are relevant in the context of the issue of such Notes, including, without limitation, any relevant maturity requirements and minimum denomination requirements applicable to such issue, and shall submit (or procure the submission of) such reports or information as may from time to time be required for compliance with such laws, regulations and market or other regulatory guidelines.

United States of America

     Under the provisions of Section 9(A) of the African Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the Securities Act and Section 3(a)(12) of the US Securities Exchange Act of 1934, as amended.

     Bearer Notes with a maturity of more than one year are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to US persons. Each Dealer has agreed that it will not offer, sell or deliver a Bearer Note within the United States or to US persons except as permitted by the Dealer Agreement.

     The following legend will appear on all Global Notes in bearer form, definitive Bearer Notes and Coupons. "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code".

     Each issuance of Notes may be subject to such additional US selling restrictions which, if required, will be specified in the relevant Pricing Supplement. Each Dealer has agreed and will agree that it will offer, sell or deliver such Notes only in compliance with such additional US selling restrictions.

European Economic Area

     In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Dealer has represented and agreed, and each further Dealer appointed under the Facility will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

     (a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

     (b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

     (c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than (euro)43,000,000 and (3) an annual net turnover of more than (euro)50,000,000, as shown in its last annual or consolidated accounts; or

     (d) at any time in any other circumstances which do no require the publication by the Bank of a prospectus pursuant to Article 3 of the Prospectus Directive.

     For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

     Each Dealer has severally represented and warranted that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

     Each Dealer severally understands that the Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and, accordingly, undertakes that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for reoffering or resale, directly or indirectly, in Japan or to any Japanese Person except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

The Republic of France

     Each of the Dealers severally and the Bank has represented and agreed and each further Dealer appointed under the Facility will be required to represent and agree that, it has not offered or sold and will not offer or sell, directly or indirectly, any Notes to the public in the Republic of France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in the Republic of France, this Information Memorandum or any other offering material relating to the Notes and that offers, sales and distributions of Notes in the Republic of France have been and shall only be made to (i) qualified investors (investisseurs qualifies) and/or (ii) a restricted circle of investors (cercle restreint d'investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-1 and L.411-2 of the Code Monetaire et Financier and Decree no. 98-880 dated 1 October 1998.

The Netherlands

     In accordance with Article 8 of the Exemption Regulation of the Netherlands Securities Market Supervision Act 1995 (Vrijstellingsregeling Wet toezicht effectenverkeer 1995), due to its status as an international public-law institution in which at least one member state of the European Economic Community participates, the Bank is exempt from the prospectus requirements under article 3, paragraph 4 of the Netherlands Securities Market Supervision Act 1995 (Wet toezicht effectenverkeer 1995) when publicly offering securities having a maturity of less than twelve months in The Netherlands.

     Each Dealer severally furthermore represents and agrees that in respect of Zero Coupon Notes (as defined below) the selling restrictions set out above, shall apply and, in addition that Zero Coupon Notes in definitive form of the Bank may only be transferred and accepted, directly or indirectly, within, from or into The Netherlands through the mediation of either the Bank or an admitted institution of Euronext Amsterdam N.V., (toegelaten instelling), in accordance with the Dutch Savings Certificates Act (Wet inzake spaarbewijzen) of 21 May 1985 (as amended). No such mediation is required (a) in respect of the transfer and acceptance of rights representing an interest in a Zero Coupon Note in global form, or (b) in respect of the initial issue of Zero Coupon Notes in definitive form to the first holders thereof, or (c) in respect of the transfer and acceptance of Zero Coupon Notes in definitive form between individuals not acting in the conduct of a business or profession, or (d) in respect of the transfer and acceptance of such Zero Coupon Notes within, from or into The Netherlands if all Zero Coupon Notes (either in definitive form or as rights representing an interest in a Zero Coupon Note in global form) of any particular Series are issued outside The Netherlands and are not distributed into The Netherlands in the course of initial distribution or immediately thereafter. In the event that the Savings Certificates Act applies, certain identification requirements in relation to the issue and transfer of, and payments on, Zero Coupon Notes have to be complied with. As used herein "Zero Coupon Notes" are Notes that are in bearer form and that constitute a claim for a fixed sum against the Bank and on which interest does not become due during their tenor or on which no interest is due whatsoever.

Singapore

     Each Dealer has acknowledged severally that this Information Memorandum has not been and will not be registered as a prospectus with the Monetary Authority of Singapore and that the Notes will be offered in Singapore pursuant to Section 274 and/or Section 275 of the Securities and Futures Act, Chapter 289 of Singapore ("SFA"). Accordingly, each Dealer has represented to and agreed with the Bank and each other Dealer that it has not offered or sold and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, nor has it circulated or distributed nor will it circulate or distribute this Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the SFA, (ii) to a sophisticated investor, and in accordance with the conditions, specified in
Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provisions of the SFA.

Australia

     No prospectus or other disclosure document (as defined in the Corporations Act 2001 of the Commonwealth of Australia) in relation to the Notes has been lodged with the Australian Securities and Investments Commission ("ASIC"). Accordingly, each Dealer has severally agreed that it:

     (a) has not made or invited, and will not make or invite, an offer of the Notes for issue or sale in the Commonwealth of Australia (including an offer or invitation which is received by a person in the Commonwealth of Australia); and

     (b) has not distributed or published, and will not distribute or publish, this Information Memorandum or any other offering material or advertisement relating to the Notes in the Commonwealth of Australia, unless:

     (i) the aggregate consideration payable on acceptance of the offer by each offeree is at least A$500,000 (or its equivalent in an alternate currency) (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia;

     (ii) such action complies with applicable laws, regulations and directives; and

     (iii) such action does not require any documents to be lodged with ASIC.

                           FORM OF PRICING SUPPLEMENT

     Pro Forma Pricing Supplement for an issue by African Development Bank under its Global Debt Issuance Facility.

Pricing Supplement dated ________

                            AFRICAN DEVELOPMENT BANK

                          Global Debt Issuance Facility
            for issues of Notes with maturities of one day or longer

                 Issue of [Aggregate Principal Amount of Series]
                                [Title of Notes]

     This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 12 August 2005 [and the supplemental Information Memorandum dated ________]. This Pricing Supplement must be read in conjunction with such Information Memorandum [as so supplemented].

     [Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.]

1.   Issuer:                               African Development Bank

2.   [(i)] Series Number:                  [_____]

     [(ii) Tranche Number:                 [_____]
     (If fungible with an existing
     Series, details of that Series,
     including the date on which the
     Notes become fungible).]

3.   Specified Currency or Currencies:     [_____]

4.   Aggregate Nominal Amount:

     [(i)] Series:                         [_____]

     [(ii) Tranche:                        [_____]]

5.   [(i)] Issue Price:                    [_____] per cent. of the Aggregate
                                           Nominal Amount [plus accrued interest
                                           from [insert date] (in the case of
                                           fungible issues only, if applicable)]

     [(ii) Net proceeds:                   [_____] (Required only for listed
                                           issues)]

6.   Specified Denominations:              [_____]

7.   [(i)] Issue Date:                     [_____]

     [(ii) Interest Commencement Date      [_____]]
           (if different from the Issue
           Date):

8.   *Maturity Date:                       [(for Fixed Rate Notes) specify date
                                           or (for Floating Rate Notes) Interest
                                           Payment Date falling in the relevant
                                           month and year]

----------
* If the maturity date of the Notes issued in bearer form is one year or less select at No. 42 (Applicable TEFRA Rules) that TEFRA rules are not applicable.

9.   Interest Basis:                       [__% Fixed Rate] [[specify reference
                                           rate] +/- __% Floating Rate] [Zero
                                           Coupon] [Index Linked Interest]
                                           [Other (specify)] (further
                                           particulars specified below)

10.  Redemption/Payment Basis:             [Redemption at par] [Index Linked
                                           Redemption] [Dual Currency] [Partly
                                           Paid] [Instalment] [Other (specify)]

11.  Change of Interest or Redemption/     [Specify details of any provision for
     Payment Basis:                        convertibility of Notes into another
                                           interest or redemption/payment basis]

12.  Put/Call Options:                     [Investor Put]
                                           [Issuer Call]
                                           [(further particulars specified
                                           below)]

13.  Status of the Notes:                  [Senior/[Dated/Perpetual]/
                                           Subordinated]

14.  Listing:                              The regulated market of the
                                           Luxembourg Stock Exchange for the
                                           purposes of Directive 2004/39/EC on
                                           Markets in Financial
                                           Instruments/other (specify)/None]

15.  Method of distribution:               [Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.  Fixed Rate Note Provisions            [Applicable/Not Applicable] (If not
                                           applicable, delete the remaining
                                           sub-paragraphs of this paragraph)

     (i)  Rate[(s)] of Interest:           [_____] per cent. per annum [payable
                                           [annually/semi-annually/
                                           quarterly/monthly] in arrear]

     (ii) Interest Payment Date(s):        [_____] in each year

     (iii) Fixed Coupon Amount[(s)]:       [_____] per [_____] in Nominal Amount

     (iv) Broken Amount(s):                [Insert particulars of any initial or
                                           final broken interest amount which do
                                           not correspond with the Fixed Coupon
                                           Amount[(s)]]

     (v)  Day Count Fraction:              [30/360/Actual/Actual
                                           (ISMA/ISDA)/other]
                                           (Consider if day count fraction,
                                           particularly for Euro denominated
                                           issues, should be on an Actual/Actual
                                           basis)

     (vi) Other terms relating to the      [Not Applicable/give details]
          method of calculating interest
          for Fixed Rate Notes:

17.  Floating Rate Note Provisions         [Applicable/Not Applicable] (If not
                                           applicable, delete the remaining
                                           sub-paragraphs of this paragraph.
                                           Also consider whether EURO LIBOR BBA
                                           or EUR EURIBOR is the appropriate
                                           reference rate)

     (i)  Specified Period(s)/Specified    [_____]
          Interest Payment Dates:

     (ii) Business Day Convention:         [Floating Rate Convention/Following
                                           Business Day Convention/ Modified
                                           Following Business Day
                                           Convention/Preceding Business Day
                                           Convention/other (give details)]

     (iii) Additional Business             [_____]
          Centre(s):

     (iv) Manner in which the Rate(s) of   [Screen Rate Determination/ISDA
          Interest is/are to be            Determination/other (give details)]
          determined:

     (v)  Party responsible for            [_____]
          calculating the Rate(s) of
          Interest and Interest
          Amount(s) (if not the
          [Agent]):

     (vi) Screen Rate Determination:

          o    Reference Rate:             [_____]

          o    Interest Determination      [_____]
               Date(s):

          o    Relevant Screen Page:       [_____]

          o    Relevant Time:              [_____]

          o    Relevant Financial          [_____]
               Centre:

     (vii) ISDA Determination:

          o    Floating Rate Option:       [_____]

          o    Designated Maturity:        [_____]

          o    Reset Date:                 [_____]

     (viii) Margin(s):                     [+/-][_____] per cent. per annum

     (ix) Minimum Rate of Interest:        [_____] per cent. per annum

     (x)  Maximum Rate of Interest:        [_____] per cent. per annum

     (xi) Day Count Fraction:              [_____]

     (xii) Fall back provisions,           [_____]
          rounding provisions,
          denominator and any other
          terms relating to the method
          of calculating interest on
          Floating Rate Notes, if
          different from those set out
          in the Conditions:

18.  Zero Coupon Note Provisions           [Applicable/Not Applicable] (If not
                                           applicable, delete the remaining
                                           sub-paragraphs of this paragraph)

     (i) [Amortisation/Accrual] Yield:     [_____] per cent. per annum

     (ii) Reference Price:                 [_____]

     (iii) Any other formula/basis of      [_____]
          determining amount payable:

19.  Index-Linked Interest Note            [Applicable/Not Applicable] (If not
     Provisions                            applicable, delete the remaining
                                           subparagraphs of this paragraph)

     (i) Index/Formula:                    [give or annex details]

     (ii) Calculation Agent responsible    [_____]
          for calculating the interest
          due:

     (iii) Provisions for determining      [_____]
          Coupon where calculation by
          reference to Index and/or
          Formula is impossible or
          impracticable:

     (iv) Specified Period(s)/Specified    [_____]
          Interest Payment Dates:

     (v)  Business Day Convention:         [Floating Rate Convention/Following
                                           Business Day Convention/ Modified
                                           Following Business Day
                                           Convention/Preceding Business Day
                                           Convention/other (give details)]

     (vi) Additional Business Centre(s):   [_____]

     (vii) Minimum Rate of Interest:       [_____] per cent. per annum

     (viii) Maximum Rate of Interest:      [_____] per cent. per annum

     (ix) Day Count Fraction:              [_____]

20.  Dual Currency Note Provisions         [Applicable/Not Applicable] (If not
                                           applicable, delete the remaining
                                           sub-paragraphs of this paragraph)

     (i)  Rate of Exchange/method of       [give details]
          calculating Rate of Exchange:

     (ii) Calculation Agent, if any,       [_____]
          responsible for calculating
          the principal and/or interest
          due:

     (iii) Provisions applicable where     [_____]
          calculation by reference to
          Rate of Exchange impossible or
          impracticable:

     (iv) Person at whose option           [_____]
          Specified Currency(ies) is/are
          payable:

PROVISIONS RELATING TO REDEMPTION

21.  Call Option                           [Applicable/Not Applicable] (If not
                                           applicable, delete the remaining
                                           sub-paragraphs of this paragraph)

     (i)  Optional Redemption Date(s):     [_____]

     (ii) Optional Redemption Amount(s)    [_____]
          and method, if any, of
          calculation of such amount(s):

     (iii) If redeemable in part:

          (a)  Minimum Redemption          [_____]
               Amount:

          (b)  Maximum Redemption          [_____]
               Amount:

     (iv) Notice period (if other than     [_____]
          as set out in the Conditions):

22.  Put Option                            [Applicable/Not Applicable] (If not
                                           applicable, delete the remaining
                                           sub-paragraphs of this paragraph)

     (i)  Optional Redemption Date(s):     [_____]

     (ii) Optional Redemption Amount(s)    [_____]
          and method, if any, of
          calculation of such amount(s):

     (iii) Notice period (if other than    [_____]
           as set out in the
           Conditions):

23.  Final Redemption Amount               [Par/other/see Appendix]

24.  Early Redemption Amount

     Early Redemption Amount(s) payable    [_____]
     on redemption for taxation reasons
     or on event of default and/or the
     method of calculating the same (if
     required or if different from that
     set out in the Conditions):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.  Form of Notes:                        Bearer Notes:

                                           [Temporary Bearer Global Note
                                           exchangeable for a Permanent Bearer
                                           Global Note which is exchangeable for
                                           Definitive Bearer Notes on [_____]
                                           days' notice/at any time/in the
                                           limited circumstances specified in
                                           the Permanent Global Note.]

                                           [Temporary Bearer Global Note
                                           exchangeable for Definitive Bearer
                                           Notes on [_____] days' notice.]

                                           [Permanent Bearer Global Note
                                           exchangeable for Definitive Bearer
                                           Notes on [_____] days' notice/at any
                                           time/in the limited circumstances
                                           specified in the Permanent Bearer
                                           Global Note].

                                           Registered Notes:

     (i)  Registrar and Transfer Agents    [Name and specified offices]

     (ii) DTC Application                  [Yes/No/give details]

     (iii) Australian Domestic Notes:      [Yes/No]

26.  Additional Financial Centre(s) or     [Not Applicable/give details. Note
     other special provisions relating     that this item relates to the place
     to Payment Dates:                    of payment, and not interest period
                                           end dates, to which item 17(iii)
                                           relates]

27.  Talons for future Coupons or          [Yes/No. If yes, give details]
     Receipts to be attached to
     Definitive Bearer Notes (and dates
     on which such Talons mature):

28.  Details relating to Partly Paid       [Not Applicable/give details]
     Notes: amount of each payment
     comprising the Issue Price and date
     on which each payment is to be made
     and consequences (if any) of
     failure to pay, including any right
     of the Issuer to forfeit the Notes
     and interest due on late payment:

29.  Details relating to Instalment        [Not Applicable/give details]
     Notes: amount of each
     instalment, date on which each
     payment is to be made:

30.  Redenomination, renominalisation      [Not Applicable/The provisions
     and reconventioning provisions:       annexed to this Pricing Supplement
                                           apply]

31.  Consolidation provisions:             [Not Applicable/The provisions
                                           annexed to this Pricing Supplement
                                           apply]

32.  Other terms or special conditions:    [Not Applicable/give details]

33.  Governing law:                        [English/please specify]

DISTRIBUTION

34.  (i) If syndicated, names of           [Not Applicable/give names]
          Managers:

     (ii) Stabilising Manager (if any):    [Not Applicable/give name]

35.  If non-syndicated, name of Dealer:    [Not Applicable/give name]

36.  Additional selling restrictions:      [Not Applicable/give details]

OPERATIONAL INFORMATION

37.  ISIN Code:                            [_____]

38.  Common Code:                          [_____]

39.  Any clearing system(s) other than     [Not Applicable/give name(s) and
     Euroclear and Clearstream,            number(s)]
     Luxembourg and the relevant
     identification number(s):

40.  Delivery:                             Delivery [against/free of] payment

41.  Additional Paying Agent(s) (if        [_____]
     any):

42.  Applicable TEFRA Rules                C Rules/D Rules/Not Applicable

[LISTING APPLICATION

     This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:


By:
    ------------------------------------
    Duly Authorised

                               GENERAL INFORMATION

     1. The establishment of the Facility was authorised by a resolution of the Board of Directors of the Bank adopted on 3 March 1993. On 16 December 1996 the Board of Directors of the Bank authorised an increase in the Facility Amount to US$1,000,000,000 and on 14 December 1998 the Board of Directors of the Bank authorised a further increase in the Facility Amount to U.S.$1,500,000,000. On 12 January 2000 the Board of Directors of the Bank authorised a further increase in the Facility Amount to US$3,000,000,000. By resolutions dated 20 December 2000 and 6 December 2001 the Board of Directors of the Bank authorised the establishment of an unlimited global debt issuance facility and the issuance of Notes thereunder.

     2. The Notes will not be issued under an indenture, and no trustee is provided for in the Notes.

     3. The Bank is not and has not been involved in any litigation, arbitration or administrative proceedings relating to claims or amounts which are material in the context of the Notes or may have, or have had during the previous twelve months, a significant effect on its financial position, nor, so far as it is aware, having made all reasonable enquiries, are any such litigation, arbitration or administration proceedings pending or threatened.

     4. There has been no material adverse change in the financial position of the Bank since 31 December 2004.

     5. The annual accounts of the Bank for the financial year to 31 December 2004 have been audited by Deloitte & Touche. The annual accounts of the Bank for the financial year to 31 December 2004 have on 18 May 2005 been approved by the Board of Governors of the Bank. The Bank's auditors for the financial year to 31 December 2005 are Deloitte & Touche.

     6. For the period of fourteen days after the date of this Information Memorandum and for so long as any Notes are outstanding, copies of the following documents may be inspected free of charge during normal business hours at (and, in the case of items (b), (e) and (f) obtainable from) the specified office of the Paying Agent in Luxembourg:

     (a)  the Dealer Agreement;

     (b)  the latest Annual Report of the Bank;

     (c)  the Issuing and Paying Agency Agreement;

     (d)  the Deed of Covenant;

     (e) each Pricing Supplement relating to a Series of Notes which are listed on the regulated market of the Luxembourg Stock Exchange;

     (f)  the Information Memorandum and any supplements thereto; and

     (g)  the Information Statement and any amendments or supplements thereto.

     7. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The Bank will apply to Austraclear for approval of each Series of Australian Domestic Notes to be traded in the Austraclear System. The appropriate codes allocated by Euroclear and Clearstream, Luxembourg for each Series of Notes, together with the relevant International Security Identification Number ("ISIN"), will be contained in the Pricing Supplement relating thereto. Transactions can be settled between DTC, Euroclear and Clearstream, Luxembourg. The relevant Pricing Supplement shall specify any other clearing system as shall have accepted the relevant Notes for clearance together with any further appropriate information.

     8. The Luxembourg Stock Exchange has allocated to the Facility the number 2260 for listing purposes.

     9. No person asserts any claim of proprietary ownership or exclusive right with respect to any feature of the tax structure or the tax aspects of the transactions described herein, and the Bank and its affiliates authorize each of the prospective investors (and each employee, representative, or other agent of any prospective investor) to disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions and other tax analyses) that are provided to the prospective investor relating to such tax treatment and tax structure.

     10. This Information Memorandum and any supplements thereto, the latest Annual Report of the Bank and any Pricing Supplement will be available on the internet website of the Luxembourg Stock Exchange (www.bourse.lu).

                          PRINCIPAL OFFICE OF THE BANK

                            African Development Bank
                              01 B. P. 1387 Abidjan
                                  Cote d'Ivoire

                                  THE ARRANGER

                        Citigroup Global Markets Limited
                                Citigroup Centre
                                  Canada Square
                                  Canary Wharf
                                 London E14 5LB

                                   THE DEALERS

                BNP PARIBAS                      Citigroup Global Markets Limited
            10 Harewood Avenue                           Citigroup Centre
              London NW1 6AA                               Canada Square
                                                           Canary Wharf
                                                          London E14 5LB

Credit Suisse First Boston (Europe) Limited    Daiwa Securities SMBC Europe Limited
             One Cabot Square                          5 King William Street
              London E14 4QJ                              London EC4N 7AX

        Goldman Sachs International                         HSBC Bank plc
            Peterborough Court                             8 Canada Square
             133 Fleet Street                              London E14 5HQ
              London EC4A 2BB

        J.P. Morgan Securities Ltd.           Lehman Brothers International (Europe)
              125 London Wall                             25 Bank Street
              London EC2Y 5AJ                             London E14 5LE

  Mitsubishi Securities International plc            Mizuho International plc
                6 Broadgate                                Bracken House
              London EC2M 2AA                            One Friday Street
                                                          London EC4M 9JA

Morgan Stanley & Co. International Limited         Nomura International plc
              25 Cabot Square                            Nomura House
               Canary Wharf                         1 St. Martin's-le-Grand
              London E14 4QA                            London EC1A 4NP

             Societe Generale                         Standard Chartered Bank
          29, Boulevard Haussmann                         6 Battery Road
                75009 Paris                                   # 03-00
                  France                                 Singapore 049909

         The Toronto-Dominion Bank                          UBS Limited
               Triton Court                              1 Finsbury Avenue
           14/18 Finsbury Square                          London EC2M 2PP
              London EC2A 1DB

                                 LEGAL ADVISERS

                                Legal Department
                            African Development Bank
                           Temporary Relocation Agency
                               15 Avenue de Ghana
              Angle rues Hedi Nouira et Pierre de Coubertin BP 323
                              1002 Tunis Belvedere
                                     Tunisia

 To the Issuer as to English law and US Federal law         To the Dealers as to English law
     Allen & Overy Limited Liability Partnership                 and US Federal Tax law
                   One New Change                     Clifford Chance Limited Liability Partnership
                   London EC4M 9QQ                                10 Upper Bank Street
                                                                     London E14 5JJ

              To the Issuer and to the Dealers as to Australian law
                            Mallesons Stephen Jaques
                                    Level 60
                             Governor Phillip Tower
                                 1 Farrer Place
                                 Sydney NSW 2000

                     ISSUING AND PAYING AGENT AND REGISTRAR

                                 Citibank, N.A.
                               5 Carmelite Street
                                 London EC4Y 0PA

                                 TRANSFER AGENT

                    Dexia Banque Internationale a Luxembourg
                                 69 route d'Esch
                                L-1470 Luxembourg

                                  PAYING AGENTS

Dexia Banque Internationale a Luxembourg              Bank of New York, Brussels
             69 route d'Esch                              35 Avenue des arts
            L-1470 Luxembourg                                  Kunstlaan
                                                            B-1040 Brussels

                              AUDITORS TO THE BANK

                              Deloitte & Touche LLP
                                Stonecutter Court
                              1 Stonecutter Street
                                 London EC4A 4TR

                            LUXEMBOURG LISTING AGENT

                    Dexia Banque Internationale a Luxembourg
                                 69 route d'Esch
                                L-1470 Luxembourg